EXHIBIT 99.1

BELL CANADA

2003 FINANCIAL INFORMATION

2003
Financial
Information

Bell Canada
For the year ended December 31, 2003

Bell Canada 2003 Financial Information   1

Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and Direct-to-Home (DTH) satellite television services to residential and business customers.

This document contains the Bell Canada management’s discussion and analysis of financial condition and results of operations and its financial statements for 2003. This document also contains Bell Canada’s statement of corporate governance practices.

Please visit our website at www.bell.ca for information about our products and services.

Bell Canada is indirectly wholly-owned by BCE Inc. To obtain a copy of BCE Inc.’s annual report, please visit BCE Inc.’s website at www.bce.ca, call 1-888-932-6666 or write to us at:

Bell Canada
Corporate Communications
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec
Canada H3B 4Y7

2   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A at a glance

About our business	3
The year at a glance	8
Financial results analysis	10
Financial and capital management	17
Risks that could affect our business	23
Our accounting policies	30
Supplementary financial information	34

In this MD&A, we, us and our mean Bell Canada, its subsidiaries and joint ventures. BCE Inc. (BCE) is our ultimate parent company. BCE owns indirectly 100% of Bell Canada.

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on Bell Canada’s operations, performance and financial condition for the years ended December 31, 2003 and 2002.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the audited consolidated financial statements when reading this MD&A. You will find more information about us, including Bell Canada’s Annual Information Form for the year ended December 31, 2003 (Bell Canada 2003 AIF), on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com.

ABOUT FORWARD-LOOKING STATEMENTS

A statement we make is forward looking when it uses what we know today to make a statement about the future.
     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Bell Canada’s 2003 Financial information, including this MD&A, and in particular the outlook sections of this MD&A, contain forward-looking statements about Bell Canada’s objectives, strategies, financial condition, results of operations and businesses. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in, and on various estimates and assumptions.
It is important to know that:

  forward-looking statements in Bell Canada’s 2003 Financial information, including this MD&A, describe our expectations on March 10, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize.
  forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write downs or other charges.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks that could affect our business.

NON-GAAP FINANCIAL MEASURES

EBITDA

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (cost) credit, and restructuring and other charges.

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA is presented on a consistent basis from period to period.
     We believe that EBITDA is an important measure because it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (cost) credit, and restructuring and other charges. We exclude amortization expense and net benefit plans (cost) credit because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income. You will find a reconciliation of EBITDA to operating income on a consolidated basis in Financial results analysis.

Bell Canada 2003 Financial Information   3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Free cash flow

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and capital management.

ABOUT OUR BUSINESS

This section describes Bell Canada’s businesses, objectives and strategies.

Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and Direct-to-Home (DTH) satellite television services to residential and business customers.

ACQUISITION OF ALIANT INC. (ALIANT)

Before December 31, 2002, we had a 39% equity investment in Aliant and accounted for it using the equity method. Effective December 31, 2002, BCE transferred its 14% interest in Aliant at carrying value to us in exchange for common shares of Bell Canada. This was done to simplify the structure of BCE’s holdings. As result, we now own a 53.5% interest in Aliant.
     We started consolidating the net assets of Aliant in our consolidated balance sheet as of December 31, 2002. This resulted in an increase of $463 million in our net assets, an increase of $566 million in common shares and a decrease of $103 million in contributed surplus at December 31, 2002.
     We started consolidating the results of operations of Aliant as of January 1, 2003. As a result, our  2002 results of operations exclude the consolidation of Aliant (except for our 39% equity interest in the earnings of Aliant).

ACQUISITION OF BELL EXPRESSVU LIMITED PARTNERSHIP (BELL EXPRESSVU)

In December 2002, we and BCE completed a corporate reorganization. This resulted in the transfer of our directories business and BCE’s agreement to contribute Bell ExpressVu, a $498 million note receivable from Bell Canada Holdings Inc. (BCH) and cash to BCE Holdings GP, a partnership held 52% by us and 48% by BCE.

BCH is our parent company. BCH owns 100% of Bell Canada.

 At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu at carrying value to the partnership in exchange for units in the partnership. The partnership then distributed the net proceeds from the sale of the directories business to its partners. A net distribution of $1.1 billion was made to BCE, which was partly used to help finance the repurchase of SBC Communications Inc.’s (SBC) remaining indirect interest in Bell Canada.
     We started consolidating the net assets of Bell ExpressVu in our consolidated balance sheet as of December 31, 2002. This resulted in an increase of $342 million in our net assets and in contributed surplus at December 31, 2002.
     We started consolidating the results of operations of Bell ExpressVu as of January 1, 2003. As a result, our 2002 results of operations exclude the consolidation of Bell ExpressVu.

     The table below shows the number of customer connections for each of our connectivity services.

	Number of connections (millions)
Connectivity service	December 31, 2003	December 31, 2002	December 31, 2001

Local telephone	13.1	13.2	13.3
Cellular and personal communications (PCS)	4.4	3.9	3.4
Paging	0.5	0.6	0.7
High-speed Internet access	1.5	1.1	0.8
Dial-up Internet access	0.9	0.9	1.0
DTH satellite television	1.4	1.3	1.1
Digital equivalent access lines (1)	3.9	3.7	3.7

Total	25.7	24.7	24.0

(1) Calculated by converting low-capacity data lines to the equivalent number of voice-grade access lines.

4   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     We operate mainly as the incumbent telephone company in:

  Ontario and Québec, through Bell Canada, Télébec Limited Partnership (Télébec) and Northern Telephone Limited Partnership (Northern Telephone)
  Atlantic Canada, through Aliant
  Canada’s northern territories, through Northwestel Inc. (Northwestel).

     We also operate as a competitive local exchange carrier (CLEC) in Alberta and British Columbia through Bell West Inc. (Bell West).

     Bell Canada owns:
  63% of Télébec and Northern Telephone. The Bell Nordiq Income Fund owns the remaining 37%.
  53.5% of Aliant. The remaining 46.5% is publicly held.
  100% of Northwestel
  60% of Bell West. The remaining 40% is held by Manitoba Telecom Services Inc. (MTS).
MTS is publicly traded. Bell Canada owns 22% of MTS. MTS is a significantly influenced investment, which we account for under the equity method.

 On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004.

     In May 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued the second Price Cap decision (Price Cap decision). This decision mandated price reductions to various services and led to lower revenues in the last seven months of 2002 compared to the same period in 2001 and for the first five months of 2003 compared to the same period in  2002. In some cases in this MD&A, we presented a comparison of our actual reported results, which include the impact of the Price Cap decision on our results in the first five months of 2003, as well as a comparison excluding this impact. This is to help you assess our performance without the impact of the Price Cap decision.
     The chart shows the operating revenues that each line of business contributed to our total operating revenues for the year ended December 31, 2003. Some of these revenues vary slightly by season. For example, terminal equipment sales to business customers have historically tended to be higher in the fourth quarter. Wireless and DTH satellite television equipment sales have also tended to be higher in the fourth quarter because of increased consumer spending during the holiday season. These seasonal effects were less pronounced in 2003.

Local and access services
We operate an extensive local access network that provides local telephone services to business and residential customers.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services, such as call display, call waiting and voice mail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance companies subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are subject to the Price Cap decision.

Long distance services
We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.

Bell Canada 2003 Financial Information   5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless services
We offer a full range of wireless communications services to business and residential customers, including cellular, PCS and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voice mail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid).
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility Inc. (Bell Mobility), which provides these services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec.
     In 2003, we continued to expand the reach of our high-speed wireless network, which allows customers to send data at speeds of up to 86 Kbps, five times faster than what was previously available. By the end of 2003, our high-speed wireless network covered:

  95% of the population in Ontario and Québec, which is the same as our analogue coverage in these regions
  60% of the population in Atlantic Canada
  Calgary, Edmonton and Vancouver in Western Canada.
Data services
High-speed Internet access services provided through digital subscriber line (DSL) technology for residential, and small and medium-sized business customers are a growth area for us. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Sympatico brand.
     DSL was available to 78% of home and business lines passed in Ontario and Québec at the end of  2003, up from 75% at the end of 2002. In Atlantic Canada, DSL was available to 65% of homes at the end of 2003 compared to 60% at the end of 2002. Bell Canada is scheduled to begin installing new low-density DSL remotes in neighbourhoods in 2004 to further expand its DSL footprint.
     In the fourth quarter of 2003, we announced our plans to double the speed of our main consumer DSL offering, Sympatico High Speed Edition, to 3 megabits per second (Mbps) from 1.5 Mbps. We also announced that we would be increasing the speed for our Ultra customers in early 2004 to 4 Mbps from 3 Mbps.
     We offer a full range of data services to business customers, including local network access, Internet access, Internet Protocol (IP)/broadband, managed network solutions, frame relay, asynchronous transfer mode (ATM) and e-commerce services, as well as sales of communications and related equipment. In 2004, we will start retiring many of our legacy data services, including frame relay and ATM, as we carry out our IP strategy. See About our business – Our objectives and strategy for details.
     Our incumbent telephone companies provide data services to business customers in their home territory. Bell West provides these services in Western Canada.

DTH satellite television services
DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu has been delivering digital services directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH distributor of digital programming, with more than 300 digital television and CD-quality audio channels, more than 60 pay-per-view channels, and unique interactive TV services such as Hockey Night in Canada Plus. It is also Canada’s leading provider of high-definition television (HDTV) with over 20 HDTV channels. Bell ExpressVu uses two satellites, Nimiq 1 and Nimiq 2, which are owned by Telesat Canada (Telesat).

Telesat is an affiliated company under common control. BCE owns 100% of Telesat.

     In 2003, Bell ExpressVu began expanding into the multiple-dwelling unit (MDU) market in Toronto using very high-speed DSL (VDSL). This market represents approximately 40% of all households in Toronto. VDSL allows Bell ExpressVu to deliver video signals to up to three televisions, a high-speed Internet connection and on-screen access to calling features, such as calling-line identification, through one set-top box.

6   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During the year, Bell ExpressVu intensified its ongoing efforts against television signal theft with several new initiatives. These included:

  an electronic countermeasure program that transmits electronic signals to disable set-top boxes with illegal cards the use of new sophisticated set-top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information, and requiring customers to pre-register online, to ensure that set-top boxes are being used by legitimate subscribers
  Bell ExpressVu also launched a public awareness campaign about signal theft and its new measures to combat this industry problem. This included print and TV advertising, as well as letters to existing customers.
Terminal sales and other
This category includes revenues from a number of other sources, including:
  renting, selling and maintaining terminal equipment
  wireless handset sales
  wholesale international switched minutes
  network installation for third parties.
Discontinued operations
In the past two years, we have disposed of, or approved formal plans for disposing of, a number of our businesses. These include:
  Bell Canada’s directories business, which was sold in November 2002
  Aliant’s emerging business segment, the assets of which were sold in 2003
  Aliant’s remote communications segment, which consisted of Aliant’s 53.2% investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.

     All of these business dispositions were treated as discontinued operations, except for the sale of the directories business.
     Treating business dispositions as discontinued operations means that we restated the financial results of all previous years to exclude the results of these businesses. They are presented separately in the consolidated financial statements and are discussed separately in the MD&A.
     The sale of our directories business in November 2002 was not treated as a discontinued operation because it did not meet the criteria set out in the Canadian Institute of Chartered Accountants (CICA) Handbook. As a result, our financial results before that date were not restated to exclude the financial results of that business. In some cases in this MD&A, we presented a comparison of our actual reported results, which include the results of our directories business until November 2002, as well as a comparison excluding the results of that business. This is to help you assess the performance of our continuing businesses without the effects of the sale of the directories business.

See Financial results analysis for details about how these business dispositions affected our results of operations, financial condition and cash flows.

Transactions with related parties
As a regular part of our business, we have transactions with related parties. All of the transactions are negotiated at arm’s length between the related parties and us for amounts that are agreed to.
     In 2003, we generated revenue from the sale of equipment and services to BCE Emergis Inc. (BCE Emergis) for $103 million, CGI Group Inc. (CGI) for $35 million and Entourage Technology Solutions Inc. (Entourage) for $32 million.
     In 2003, we also bought equipment, supplies and services from CGI for $391 million, Entourage for $145 million and BCE Emergis for $89 million.

BCE Emergis is an affiliated company under common control. BCE owns 63.9% of BCE Emergis.

CGI is a joint venture of BCE. BCE owns 29.8% of CGI.

Entourage is an equity investment of Bell Canada. Bell Canada owns 33% of Entourage.

     All other significant transactions between the related parties and us are discussed throughout this MD&A.

Bell Canada 2003 Financial Information   7

MANAGEMENT’S DISCUSSION AND ANALYSIS

New reporting structure
In May 2003, we announced a new business structure that simplified our operations by creating business divisions that reflect the major customer segments we serve. Starting in the first quarter of 2004, we will present and discuss our operating results under these segments:

  the consumer segment provides the following services to Bell Canada’s residential customers mainly in Ontario and Québec:
–	local telephone and long distance through the Bell brand
–	wireless through Bell Mobility
–	Internet access through the Sympatico brand
–	television services through the ExpressVu brand and VDSL.
  the business segment provides local telephone, long distance, data and other services to Bell Canada’s small and medium-sized and large enterprise business customers in Ontario and Québec and to medium-sized and large enterprise business customers in Western Canada.
  the Aliant segment provides local telephone, long distance, wireless, data and other services to residential and business customers in Atlantic Canada.

Our objectives and strategy
The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based integrated communications networks. These will facilitate the introduction of innovative new applications and opportunities for our customers.
     Businesses will benefit from our ability to integrate all of their communications needs while we lay out an evolution plan that will result in greater flexibility and cost savings for our customers. Consumers will discover the advantages of a Broadband Home where leading-edge voice, video and data services are provided simply through one company and one brand: Bell Canada.
     Our overall objective is to take a leadership position in setting the standard in IP for the industry and for our customers.
     That begins with a three year plan to:

  move all of Bell Canada’s core traffic to a national IP-based network offer a full range of IP services to 90% of Bell Canada’s customers.

     IP-based communications will allow us to further enhance our revenue growth profile and realize on our promise of simplicity for customers by offering new value-added features, faster and simpler delivery and greater self-service capabilities. It will also provide Bell Canada with significant opportunities to reduce costs in the future.
     Our strategy is to set the standard for innovation, simplicity and service, and efficiency leveraging the opportunities created by IP-based communications.

Innovation – Bell Canada intends to bring together the broadest set of platforms by:

  expanding its next-generation network to increase bandwidth and value-added services offering new voice-over-IP (VoIP) based products
  expanding its digital video service offerings through VDSL and IP television (IPTV).

Simplicity and service – We plan to simplify the customer experience by offering simpler products and solutions, and by making it easier to deal with us. This includes:

  value-added bundles of services
  speech-activated assistance
  unified customer channels and one-stop service
  faster response and improved service.

Efficiency – We intend to build on our success as a streamlined and responsive provider of services through:

  increased productivity
  fewer networks and related operating support systems
  financial discipline.

     Our goal is to expand Bell Canada’s consumer segment by providing the Broadband Home and offering our customers the advantages of “one-company, one brand and one point of contact”. Next-generation services will provide growth opportunities and will include video services, new information management tools that are being developed with Microsoft Corporation (Microsoft), VoIP and wireless solutions.

8   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Our goal for Bell Canada’s small and medium-sized business customers is to increase our market share by becoming our customers’ technology advisor with new VoIP and wireless fidelity (Wi-Fi) services, added security and firewall capabilities, new mobile and business information tools and storage capacity.
     Our goal for Bell Canada’s large enterprise customers is to move from providing connectivity to offering value-added services on an IP network, including security, network management, wireless data and simplified customer channels.

THE YEAR AT A GLANCE

This section reviews the key measures we use to assess our performance and how our results in 2003 compare to our results in 2002.

CUSTOMER CONNECTIONS

Wireless – The total number of cellular and PCS subscribers grew 13.2% or 514,000 to 4,412,000 in 2003.
High-speed internet – The number of DSL high-speed Internet subscribers grew 34% or 372,000 to 1,482,000 in 2003.
DTH satellite television – The number of DTH satellite television service subscribers grew 6.4% or 83,000 to 1,387,000 in 2003.
Network Access Services (NAS) – Our NAS declined 0.8% or 103,000 to 13.1 million in 2003.

REVENUES

Our revenues increased 14.4% or $2,100 million to $16,698 million in 2003, compared to 2002. This increase was mainly from:

  the consolidation of Aliant’s and Bell ExpressVu’s revenues starting January 1, 2003. Aliant and Bell ExpressVu had combined revenues of $2,504 million in 2002.
  an increase of $158 million from our continuing businesses.

This was partly offset by:

  a decrease of $501 million from the sale of our directories business a decrease of $61 million from the Price Cap decision.

OPERATING INCOME AND EBITDA

Our operating income increased 12.6% or $428 million to $3,836 million in 2003, compared to 2002.
     Our EBITDA increased 8.8% or $567 million to $7,001 million in 2003, compared to 2002. This increase was mainly from:

  the consolidation of Aliant and Bell ExpressVu starting January 1, 2003. Aliant and Bell ExpressVu had a combined EBITDA of $645 million.
  an increase of $294 million from our continuing businesses.

This was partly offset by:

  a decrease of $311 million from the sale of our directories business a decrease of $61 million from the Price Cap decision.

     Our EBITDA margin decreased 2.2% to 41.9%.

NET EARNINGS

Net earnings applicable to common shares this year were $2,244 million. In 2002, net earnings applicable to common shares were $1,352 million. Net earnings in 2002 were impacted by restructuring and impairment charges, partly offset by the gain on the sale of our directories business.

Bell Canada 2003 Financial Information   9

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures declined 1.2% or $35 million to $2,892 million in 2003, compared to 2002. Capital expenditures as a percentage of revenues decreased to 17.3% from 20.1% in 2002.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities increased 17.7% or $808 million to $5,366 million in 2003, compared to 2002.
     Free cash flow was $393 million in 2003, a significant improvement from negative free cash flow of $252 million in 2002 reflecting the increase in cash from operations.
     The improvement in free cash flow contributed to a reduction of our net debt to total capitalization ratio to 49.2% at December 31, 2003 from 53.9% at December 31, 2002. We reduced our net debt by $1.2 billion in 2003.

EXECUTING ON OUR PRIORITIES

Setting the standard in IP
The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based communications. At BCE’s Business Review Conference in December 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency.
     We will also continue to focus on our previously announced consumer, small and medium-sized business and large enterprise customer segments strategies.

Innovation
Significant progress was made in 2003 in furthering our innovation goals including:

–	agreement with Microsoft on June 16, 2003 to create a co-branded portal and to deliver a unique package of leading-edge Microsoft services to customers in the second quarter of 2004
–	use of Nortel Networks Corporation (Nortel) IP telephony technology and the creation of a joint Bell-Nortel Innovation Centre to accelerate the launch of new IP telephony and multimedia services announced on September 8, 2003
–	agreement with Microsoft on October 9, 2003 to work together to test and deploy standard and HDTV channels, on-demand programming and interactivity over Bell Canada’s broadband network through the use of Microsoft’s new IPTV technology
–	our October 20, 2003 announcement that we will be using Lucent Technologies Canada Corp.’s new DSL remotes in neighbourhoods to expand the Sympatico high-speed Internet footprint and its IP-based platform to evolve our voice messaging services
–	our December 16, 2003 announcement regarding the purchase of Nortel’s optical network technology to accelerate the delivery of IP-based services and the creation of an Optical Innovation Centre to accelerate the deployment of new IP-oriented optical solutions
–	our showcasing of working demonstrations of Hosted IP telephony and residential VoIP services at BCE’s Business Review Conference in December 2003. Hosted IP telephony service for enterprise customers is expected to be commercially available in the third quarter of 2004, while residential VoIP is currently undergoing technical trials.
–	more recently, on January 19, 2004, Bell Canada and Cisco Systems Canada (Cisco) announced plans to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services that will allow large and medium-sized business customers to benefit from an integrated data, voice and video IP-based network. As a result of this alliance, Bell Canada will build on its network capability and focus its investments towards a single IP/Multi-Protocol Label System (MPLS) service delivery network with a national footprint.

Simplicity and service
We made significant progress in simplifying the customer experience in 2003. Initiatives such as Bell Canada’s interactive voice-response system Emily, specialized call centre queues, the introduction of One-Bill, and reduced provisioning intervals for business high-speed Internet service have improved customer service. In addition, the launch of new services, such as Single Number Reach and Business Back-Up, have made life simpler for customers.

10   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     On September 25, 2003, Bell Canada launched The Bell Bundle which combines wireless, Internet access and DTH satellite television services into one simple offer for customers taking Bell Canada’s long distance service. Customer response to The Bell Bundle has exceeded expectations with over 70,000 sales by December 31, 2003.

FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about our performance for the past two years.

OPERATING REVENUES

Our revenues increased 14.4% or $2,100 million to $16,698 million in 2003, compared to 2002. This was mainly from:

  the consolidation of Aliant’s and Bell ExpressVu’s revenues starting January 1, 2003. Aliant and Bell ExpressVu had combined revenues of $2,504 million in 2002.
  an increase of $158 million from our continuing businesses. This $158 million increase was driven by our consumer business with growth in customer connections and revenues from wireless, high-speed Inter-net access and DTH satellite television services offsetting revenue declines in terminal sales and other, long distance, and business and wholesale data.

This was partly offset by:

  a decrease of $501 million from the sale of our directories business a decrease of $61 million from the Price Cap decision.

Local and access revenues
Local and access revenues increased 10.9% or $599 million to $6,105 million in 2003, compared to 2002. This was mainly due to:

  the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had local and access revenues of $623 million in 2002.
  gains from SmartTouch features, wireline insurance and maintenance plans, as well as increased demand for interconnection services provided to competing companies.

This was partly offset by:

  lower NAS
  the Price Cap decision led to a revenue reduction of $25 million in the first five months of the year compared to the same period in 2002.

     Excluding the impact of the Price Cap decision in the first five months of 2003, full-year local and access revenues would have been essentially unchanged in 2003, compared to 2002.
     Including Aliant’s 2002 customer base, NAS in service declined 0.8% or 103,000 in 2003, compared to 2002. This was a result of continued pressure from growth in high-speed Internet access services, which reduces the need for second telephone lines, losses resulting from competition and business downsizings, and customers substituting wireline with wireless telephone service. Consumer NAS in service declined 0.7% or 62,000 in 2003, compared to 2002. Business NAS in service declined 0.9% or 41,000 in 2003, compared to 2002.

Long distance revenues
Long distance revenues increased 9.8% or $221 million to $2,487 million in 2003, compared to 2002. This reflected the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had long distance revenues of $313 million in 2002.

This was partly offset by:

  competitive pressures in the business and wholesale long distance markets lower settlement payments
  rate reductions of $9 million in the first five months of 2003 related to the Price Cap decision.

     Although prices for consumer long distance increased because of various pricing initiatives introduced in the past year, these gains were partly offset by a reduction in consumer long distance conversation minutes. This reflected competition from nontraditional long distance service providers such as prepaid card and dial-around providers, and greater long distance usage from wireless services.
     Business and wholesale long distance minutes grew in 2003, compared to 2002. Prices decreased as a result of competitive pressures.
     Including Aliant’s 2002 results, the overall volume of conversation minutes increased by 0.5% in 2003. The additional revenues generated by this increase were more than offset by average-revenue-per-minute (ARPM) declines of 1.6% to $0.124 in 2003 from $0.126 in 2002.

Bell Canada 2003 Financial Information   11

MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless revenues
Wireless service revenues increased 32% or $610 million to $2,526 million in 2003, compared to 2002. This reflected:

  the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had wireless revenues of $287 million in 2002.
  subscriber growth of 13.2%
  higher average revenue per unit (ARPU).

     Including Aliant’s 2002 results, net additions of 514,000 in 2003 were up 62,000 over 2002 despite continued competitive pressures. Improved customer satisfaction suggests that our quality of service and price and value of our offerings are key drivers to this growth.
     The total number of cellular and PCS subscribers was 4,412,000 at the end of 2003. Including paging subscribers, the total number of wireless subscribers was 4,936,000 at the end of 2003.
     80% of the net subscribers added in 2003 were on post-paid rate plans. At December 31, 2003, 76% of our total cellular and PCS subscribers were on post-paid plans, up from 75% at the end of 2002, including Aliant.
     Including Aliant’s 2002 results, total ARPU increased $1 to $48 per month in 2003, compared to 2002. This reflected a higher post-paid ARPU and an increase in post-paid subscribers as a percentage of total subscribers. Increases in revenues from value-added services, such as Message Centre and Call Display, long distance and data services, as well as higher usage, led to a $1 per month increase in post-paid ARPU in 2003, compared to 2002. Prepaid ARPU was $12 per month in 2003, unchanged from 2002.
     Including Aliant’s 2002 results, blended churn improved to 1.4% per month in 2003 from 1.7% in 2002. Post-paid churn improved 0.2% to 1.3% compared to 2002.

Churn
Churn measures the rate at which existing subscribers cancel their service. Lower churn reduces the cost incurred to maintain or grow the existing subscriber base and leads to improved profitability.

Data revenues
Data revenues increased 9.6% or $333 million to $3,791 million in 2003, compared to 2002. This increase was mainly because of the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had data revenues of $312 million in 2002.
     This was partly offset by a $27 million decline from the Price Cap decision.
     Including Aliant’s 2002 revenues, consumer data revenue grew 20.7% in 2003, compared to 2002. This reflected strong growth in the number of Sympatico subscribers.
     Including Aliant’s 2002 revenues, business data revenues increased 0.5% in 2003, compared to 2002. This reflected continued softness in the market, as well as a more disciplined approach to acquiring customers in the later part of 2003 to increase profitability. Business data revenues were also negatively affected by price competition, the Price Cap decision and a shift in product mix from legacy data services to emerging data services. Declines in legacy service revenue were partly offset by growth in high-speed Internet access service for small and medium-sized business customers, and by growth in IP/broadband and managed network services.
     Including Aliant’s 2002 revenues, wholesale data revenues declined 16.2% in 2003, compared to 2002, as this business remained weak due to price and volume drivers, as well as being negatively impacted by the Price Cap decision.
     Including Aliant’s 2002 results, the number of high-speed Internet access subscribers increased 372,000 to 1,482,000 in 2003. Including Aliant’s 2002 results, the total number of dial-up customers declined to 869,000 at the end of 2003, compared to 957,000 at the end of 2002.
     We added 203,000 new subscriptions of Sympatico value-added services such as Desktop Anti-virus and Desktop Firewall in 2003, for a total of 287,000 at the end of 2003.
     Bell Canada continues to develop and offer exclusive online content to attract and retain high-speed Internet access customers. Exclusive content provided in 2003 included the Bell Sympatico Concert Tour series which featured concert webcasts from many of Canada’s top recording artists, and NHL Snapshot, which featured summaries of hockey games.

DTH satellite television revenues
We started consolidating Bell ExpressVu’s results on January 1, 2003. For information purposes, the following discussion compares Bell ExpressVu’s 2003 results to its 2002 results.
     DTH satellite television revenues increased 19.3% or $123 million to $761 million in 2003, compared to 2002. This growth was driven by increases in the number of subscribers and average revenue per subscriber (ARPS). Bell ExpressVu’s customer base grew 6.4% to 1,387,000 in 2003. This was an estimated 14% share of the combined DTH and cable market.

12   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Bell ExpressVu had 83,000 net additions in 2003. It acquired more than 75% of all new Canadian DTH subscribers, increasing its DTH market share to 63.1%. Net additions in 2003 were down from 235,000 achieved in 2002. This reflected a significant slowdown in the digital television market in general, price increases implemented earlier in the year and ongoing anti-piracy initiatives.
     In 2003, Bell ExpressVu focused on acquiring higher quality subscribers by implementing new anti-piracy initiatives. Specific point-of-sale initiatives, such as obtaining customer photo identification and credit card information may have negatively affected the rate of subscriber growth. In addition, Bell ExpressVu introduced one and two-year terms to improve customer retention and to further enhance the quality of its subscriber base. This is expected to improve long-term profitability.
     ARPS increased $2 to $46 per month in 2003, compared to 2002. This increase reflected the $2.99 system access charge for all customers, which came into effect on April 28, 2003, and the $2 to $3 rate increase on specific programming packages that was introduced on February 1, 2003. This was partly offset by lower pay-per-view revenues.
     Churn increased to 1.1% in 2003 from 1.0% in 2002. This was a result of the rate increases introduced earlier in the year and new anti-piracy initiatives that started in the third quarter of 2003.

Terminal sales and other revenues
Terminal sales and other revenues increased 8.1% or $77 million to $1,028 million in 2003, compared to 2002, which was mainly from the consolidation of Aliant’s revenues starting January 1, 2003. Aliant contributed $331 million of terminal sales and other revenues in 2002.
     This was partly offset by the reductions in wholesale international long distance minutes, lower voice terminal equipment sales and lower third-party billing related to network installation, particularly in the fourth quarter. The wholesale unit intentionally exited certain contracts for international switched minutes that had minimal margins.

REVENUE OUTLOOK FOR 2004

In 2004, we expect the overall Canadian telecom market to grow in line with the Canadian gross domestic product (GDP), which is expected to grow by about 3%. As a result, we are targeting only modest revenue growth in 2004 similar to our revenue growth in 2003, excluding the revenues from the directories business in 2002.
     We are targeting higher revenue growth in the Bell Canada consumer segment than GDP growth. We expect solid increases in the number of customer connections, including growth in wireless, DSL high-speed Internet access and DTH satellite television services.
     We are targeting flat to slightly positive revenue growth in the Bell Canada business segment. Revenue growth from small and medium-sized business customers should be largely offset by flat to slightly negative revenue growth from enterprise customers.

OPERATING INCOME

Operating income increased 12.6% or $428 million to $3,836 million in 2003, compared to 2002. The increase was mainly from lower restructuring and other charges, and higher EBITDA. This was partly offset by higher amortization expense and the net benefit plan cost.

Bell Canada 2003 Financial Information   13

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA

Our EBITDA increased by 8.8% or $567 million to $7,001 million in 2003, compared to 2002. This increase was mainly due to:

  the consolidation of Aliant and Bell ExpressVu starting January 1, 2003. Aliant and Bell ExpressVu had a combined EBITDA of $645 million.
  an increase of $294 million from our continuing businesses.

This was partly offset by:

  a decrease of $311 million from the sale of our directories business a decrease of $61 million from the Price Cap decision.

     The increase in EBITDA from our continuing businesses of $294 million reflects higher levels of wireless, Internet access and DTH satellite television revenues, a continued focus on productivity, lower acquisition costs related to lower levels of gross additions (DTH in particular) and a greater emphasis on more profitable contracts within the enterprise and wholesale business units.
     Our productivity improvement program reduces the cost per unit of various processes and materials required throughout the company. By constantly focusing on unit cost reduction, the large volumes involved in our operations lead to significant productivity improvements. The processes and materials used in our operations are generally used to:

  acquire customers; for example, sales activities, commissions and equipment sold serve existing customers; for example, help desk support, equipment maintenance and repair and billing provide back-office support functions; for example, finance, human resources and communications.

     We achieve unit cost reductions in many ways. These include:

  negotiating lower prices from various external providers of equipment, software, supplies and services optimizing operational processes based on current business needs and the latest IS/IT capabilities better use of economies of scale.

     Our 2003 program achieved cost savings in many of the same areas as our 2002 program. These included call centers, field services, supply chain, and customer provisioning and servicing of new services, such as consumer high-speed Internet access and IP/broadband.
     In addition to taking costs out of the business, our various productivity initiatives are simplifying how customers deal with us. Initiatives such as our interactive voice-response system, Emily, and specialized call centre queues, which provide customers who are moving with a single point of contact for all their Bell Canada services, contribute to our productivity gains while improving customer service.
     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Labour disruptions could also result in reduced revenues.
     Including Aliant’s 2002 results, wireless EBITDA increased 22% or $164 million to $918 million in 2003, compared to 2002. This reflected higher revenues from gains in subscribers and an improvement in post-paid ARPU. This was partly offset by higher customer acquisition costs as a result of more customer activations in 2003.
     Including Aliant’s 2002 results, our wireless EBITDA margin increased to 36% in 2003 from 34% in 2002. This increase reflected the positive effects of a larger customer base, higher ARPU and our initiatives to manage handset upgrades through a more disciplined response to competitive pressures.
     Including Aliant’s 2002 results, wireless’ cost of acquisition (COA) was $426 per gross activation in 2003, an improvement of 0.7% or $3 per gross activation, compared to 2002. This was mainly driven by reduced marketing and advertising expenses related to higher levels of gross additions and higher direct channel sales, which are more cost effective for us.
     We started consolidating Bell ExpressVu’s results on January 1, 2003. For information purposes, the following discussion compares Bell ExpressVu’s 2003 results to its 2002 results.
     Bell ExpressVu’s EBITDA loss of $45 million was a significant improvement from an EBITDA loss of $176 million in 2002. This improvement was driven by decreased subscriber acquisition costs related to lower gross activations, improved ARPS from rate increases introduced earlier in the year and ongoing cost controls.
     Bell ExpressVu’s COA per gross activation was $671 in 2003, down from $690 in 2002. This reflected the benefit of a stronger Canadian dollar because we buy our set-top boxes in U.S. dollars. This was partly offset by more customers who bought second receivers and costs related to a promotion for free installation.

14   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

BELOW EBITDA INCOME AND EXPENSES

The table below is a reconciliation of EBITDA to net earnings applicable to common shares.

	2003	2002

EBITDA	7,001	6,434
Amortization expense	(2,970)	(2,401)
Net benefit plans (cost) credit	(181)	50
Restructuring and other charges	(14)	(675)

Operating income	3,836	3,408
Other income	217	1,264
Interest expense	(945)	(839)

Pre-tax earnings from continuing operations	3,108	3,833
Income taxes	(787)	(1,087)
Non-controlling interest	(53)	(1,278)

Earnings from continuing operations	2,268	1,468
Discontinued operations	59	–

Net earnings	2,327	1,468
Dividends on preferred shares	(58)	(63)
Interest on equity-settled notes	(25)	(53)

Net earnings applicable to common shares	2,244	1,352

Amortization expense

Amortization expense

The amount of our amortization expense in any year is affected by:

  how much we invested in new capital assets in previous years how many assets we retired during the year

  changes in accounting rules and estimates.

Each year, we review our estimate of the useful lives of our capital assets.

Amortization expense increased 23.7% or $569 million to $2,970 million in 2003, compared to 2002. This was mainly from the consolidation of Aliant’s and Bell ExpressVu’s results starting January 1, 2003. Aliant’s and Bell ExpressVu’s amortization expense was $478 million for 2002.
     Adjusting to exclude this effect, amortization expense was higher by $91 million in 2003 compared to 2002. The following activities increased our amortization expense:

  an increase in assets that resulted from capital expenditures and the creation of Bell West in April 2002 the consolidation of $88 million in capital assets of a shared services entity, starting on July 1, 2003.

     The sale of the directories business in November 2002 decreased our amortization expense.

Outlook for 2004
We expect a modest increase in amortization expense in 2004 as a result of the investments in capital assets we have made over the past few years. We plan to maintain our capital spending in 2004 at an amount similar to 2003.

Net benefit plans cost

Net benefit plans

We maintain plans that provide two types of benefits:

  pension benefits – we are responsible for adequately funding these plans as entitlements are earned. We make contributions based on actuarial methods permitted by the pension regulatory bodies. Because most of our plans have a surplus, we have not had to make any significant contributions in the past several years.
  other retirement and post-employment benefits – we do not generally fund these benefit plans in advance. We make contributions every year as actual benefit payments are mad

The amount of the net pension benefit plans (cost) credit in a year primarily depends on:

  the return on pension plan assets expected to be generated during the year – the lower the return, the higher the cost the present value of future pension benefit payments to employees – the lower the present value, the lower the cost actuarial gain (loss) – the difference between the actual funded status of our pension plans and that calculated using our accounting assumptions. We amortize this into earnings over time.

     The net benefit plans cost was $181 million in 2003, compared to a net benefit plans credit of $50 million in 2002. Aliant had a net benefit plans cost of $12 million in 2002.
     Adjusting to exclude this effect, the net benefit plans cost was $181 million in 2003 compared to a net benefit plans credit of $38 million in 2002.
     Poor capital market conditions resulted in an actual rate of return on plan assets of negative 6% in 2002. This created an actuarial loss, which contributed to approximately two-thirds of the change from a credit to a cost. The remaining one-third reflected a reduction in our assumption of expected long-term return on plan assets to 7.5% in 2003 from 8.3% in 2002. We made this change based on a review of market trends and our long-term outlook for the investment performance of our pension assets.
     Our main pension plan had a surplus of approximately $600 million on a solvency basis at December 31, 2003. The actual return on our pension plan assets was approximately 14.6% in 2003.

Bell Canada 2003 Financial Information   15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2004
We are anticipating an increase in the net benefit plans cost in 2004. The most recent actuarial valuation reflects a higher accrued benefit obligation. We expect that this will contribute to the increase in the net benefit plans cost in 2004. This should be partly offset by the effect of the positive fund performance in 2003, which resulted in an actuarial gain and increased the fair value of plan assets. Based on a review of market trends and our investment outlook, we have maintained our assumption of the long-term return on plan assets at 7.5% for 2004.

Restructuring and other charges

Restructuring and other charges

Restructuring and other charges include various operating expenses that are not directly related to the operating revenues generated during the year. Examples are costs related to streamlining initiatives, asset write-downs and other types of charges.

2003

Restructuring of Xwave Solutions Inc.
Aliant recorded a pre-tax restructuring charge of $15 million ($4 million after taxes and non-controlling interest) in 2003. This was a result of a restructuring at its subsidiary, Xwave Solutions Inc. Costs associated with the restructuring include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. At December 31, 2003, the unpaid balance of this restructuring provision was $6 million. The restructuring is expected to be complete in 2004.

Bell Canada charges
In 2003, Bell Canada recorded charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of the restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected. This was due to an increased redeployment of employees within Bell Canada.

2002

Streamlining and other charges at Bell Canada
Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after taxes). This included restructuring charges of $232 million and other charges of $70 million.
     The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely complete in 2003.
     Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

Pay equity settlement
On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA had filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.
     As a result of the settlement, Bell Canada recorded a charge of $79 million in the third quarter of 2002 ($45 million after taxes). The charge is equal to the $128 million cash payout, less a previously recorded provision. We are deferring and amortizing the related pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Write-down of Bell Canada’s accounts receivable
At the same time we were developing our new billing system, we adopted a new and more precise method for analysing receivables by customer and by service line. This method allows us to more accurately determine the validity of amounts that customers owe to us.
     The analysis indicated that a write-down of accounts receivable of $272 million was appropriate at June 30, 2002 ($177 million after taxes).
     Because these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.

16   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other income

Other income includes income that we receive from activities that are not part of our regular business, such as:

  net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments interest income on our cash and cash equivalents

  foreign currency gains (losses)

  other items, including equity in net earnings (losses) in significantly influenced companies and miscellaneous income.

Other income

	2003	2002

Net gains on investments	106	1,282
Interest income	87	31
Foreign currency gains	19	7
Other	5	(56)

Other income	217	1,264

     Other income of $217 million in 2003 decreased by $1,047 million compared to the same period last year. Aliant’s and Bell ExpressVu’s other expense was $132 million in 2002. Adjusting to exclude this effect, other income was $915 million lower in 2003, compared to 2002.

Net gains on investments
In 2003, our net gains on investments of $106 million were mainly from:

  a $120 million gain from the sale of a 3.66% interest in the directories business for net proceeds of $135 million in cash in the fourth quarter. Bell Canada’s retained interest in the directories business is 3.24%.
  a $14 million loss from the write-down of a number of our cost-accounted investments.

     In 2002, our net gains on investments of $1,282 million were mainly from:

  selling the directories business ($2.4 billion) in the fourth quarter writing down our investment in Teleglobe ($1.4 billion) to zero in the second quarter selling a 37% interest in each of Télébec and Northern Telephone when the Bell Nordiq Income Fund was created ($222 million) in the second quarter.

Interest income
Interest income was $56 million higher in 2003, compared to 2002. This reflected slightly higher average cash balances. The retained cash on hand from the sale of the directories business in November 2002 and the net cash raised in 2003 from operating and financing activities contributed to the increase in average cash balances.

Foreign currency gains

Foreign currency gains (losses)

We recognize foreign currency gains on our U.S. dollar denominated debt when the Canadian dollar strengthens compared to the U.S. dollar. We recognize foreign currency losses on our U.S. dollar denominated debt when the Canadian dollar weakens compared to the U.S. dollar.

In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been previously hedged. This removed the foreign currency risk on the principal amount of that debt, which minimized the effect of foreign exchange for the rest of the year.

Interest expense

Interest expense

Our debt structure consists of a combination of short-term and long-term debt. The interest rate on our short-term debt is usually variable. The interest rate on our long-term debt is usually fixed.

Interest expense increased 12.6% or $106 million to $945 million in 2003, compared to 2002. This was mainly from the consolidation of Aliant’s and Bell ExpressVu’s results starting January 1, 2003. Aliant’s and Bell ExpressVu’s interest expense was $119 million in 2002. Adjusting to exclude this effect, interest expense declined $13 million in 2003, compared to 2002. This reflected the $2.2 billion of debt repayments in 2003 and the refinancing of some of our debt at lower interest rates.

Outlook for 2004
We expect a further decrease in interest expense in 2004 because we significantly reduced our debt in 2003 and we refinanced some of our debt at lower rates.

Income taxes
Income taxes declined 28% or $300 million to $787 million in 2003, compared to 2002. The decline was mainly from the reduction in the statutory income tax rate to 35.4% in 2003 from 37.4% in 2002, the cash tax savings relating to loss utilization transactions with BCE, BCH and BCE Emergis and the decrease in pre-tax earnings (excluding the effect of the write-off of our investment in Teleglobe, which was not tax effected).
     The cash tax savings from the loss utilization transactions were $363 million in 2003 and $69 million in 2002.
     In December 2003, the Ontario government enacted tax changes that eliminated the previous reductions in corporate tax rates to 11% and increased them to 14% for 2004 and later years. As a result, we recalculated our future income tax balances using the new rates. This resulted in an adjustment of approximately $12 million to net earnings in 2003. We recorded $9 million as an income tax expense and $3 million as non-controlling interest.

Bell Canada 2003 Financial Information   17

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The Canadian statutory rate that applies to us is currently set at 34.3% for 2004. The decrease from 2003 relates to reductions in federal corporate tax rates, partly offset by the increase in the Ontario tax rate.

Non-controlling interest

Non-controlling interest

The non-controlling interest in the statements of operations reflects the percentage of a subsidiary that we do not own multiplied by the amount of the subsidiary’s after-tax earnings.

Non-controlling interest decreased $1,225 million to $53 million in 2003, compared to 2002. This decline was mainly a result of the consolidation of our 52% interest in Bell ExpressVu ($1,319 million), which was partly offset by the consolidation of our 53% interest in Aliant ($93 million).

Discontinued operations
The table below is a summary of net gains (losses) on discontinued operations.

	2003	2002

Aliant’s emerging business segment
Operating losses	(12)	–
Net gain on disposal	8	–
Aliant’s remote communications segment
Operating gains	15	–
Net gain on disposal	48	–

Net gain from discontinued operations	59	–

Aliant’s emerging business segment
Aliant’s emerging business segment mainly consisted of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. Almost all of these assets were sold as of December 31, 2003.

Aliant’s remote communications segment
Aliant’s remote communications segment consisted of Aliant’s 53.2% investment in Stratos. In December 2003, Aliant completed the sale of Stratos after receiving the required regulatory approvals.
     Aliant received $340 million ($320 million net of selling costs) in cash for the sale. At the time of sale, the net carrying value of Stratos’ net assets was $215 million. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million. The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity.

2003 HIGHLIGHTS

We executed on our priorities in 2003. By the end of the year we had:

  generated free cash flow of $393 million
  reduced our capital intensity to 17.3%. This was an improvement of 2.8% over 2002.
  reduced our net debt by approximately $1.2 billion
  improved our credit ratings.

OUTLOOK FOR 2004

In 2004, we will continue to focus on financial discipline and execution. We are targeting to:

  deliver positive free cash flow, mostly from recurring sources, at comparable levels to 2003 reduce our overall net debt
  maintain capital intensity of 17% to 18%.

CAPITAL STRUCTURE

Capital structure Capital structure shows how much of our net assets are financed by debt and equity.

	2003	2002

Note payable to BCH	–	975
Debt due within one year	1,165	1,837
Long-term debt	10,024	10,223
Less: Cash and cash equivalents	(398)	(1,013)

Total net debt	10,791	12,022
Non-controlling interest	1,627	1,917
Total shareholders’ equity	9,527	8,370

Total capitalization	21,945	22,309

Net debt to capitalization	49.2%	53.9%

18   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The capital structure for 2003 and 2002 reflects the consolidation of the net assets of Aliant and Bell ExpressVu.

Net debt to capitalization ratio

Net debt to capitalization ratio

The net debt to capitalization ratio is a key measure that we use to assess our financial condition. It shows how much net debt (short-term and long-term debt, net of cash) we have in relation to our capital (total net debt, non-controlling interest and shareholders’ equity).

Our net debt to capitalization ratio was 49.2% at the end of 2003, a significant improvement from 53.9% at the end of 2002. This reflected improvements in net debt and total shareholders’ equity.
     Net debt improved $1,231 million to $10,791 million in 2003. This was mainly from:

  a cash capital contribution of $975 million received from BCH upon the cash repayment of our $975 million debt to BCH
  $393 million of free cash flow in 2003
  net cash proceeds of $320 million on the sale of Aliant’s 53.2% interest in Stratos the sale of our 89.9% ownership in Certen Inc. (Certen). This resulted in an overall reduction of $135 million in net debt.

These were partly offset by:

  an increase of $175 million in Bell ExpressVu’s capital lease obligation to Telesat for leased assets relating to the Nimiq 1 and Nimiq 2 satellites that are operated by Telesat an increase of $180 million in short-term cash advances made to Bell Globemedia Inc. (Bell Globemedia), an affiliated company under common control. BCE owns 68.5% of Bell Globemedia.
  the consolidation of $122 million of debt relating to a newly consolidated shared services entity, effective July 1, 2003.

     Total shareholders’ equity increased $1,157 million to $9,527 million in 2003. This was primarily a result of a net cash capital contribution by BCH of $975 million and $247 million of net earnings in excess of the dividends declared on common and preferred shares in 2003.
     In 2003, Bell Canada simplified its capital structure and that of its parent company, BCH, by carrying out certain transactions. They included:

  Bell Canada’s cash repayment of $2,068 million of equity-settled notes payable to BCH
  Bell Canada’s cash repayment of $975 million of notes payable to BCH
  BCH’s cash capital contribution of $3,043 million to Bell Canada’s contributed surplus
  Bell Canada’s transfer of $3,338 million from contributed surplus to common shares.

     The only intercompany loan remaining in Bell Canada’s consolidated balance sheet at December 31, 2003 is a $498 million note receivable from BCH.

Bell Canada 2003 Financial Information   19

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF CASH FLOWS

The table below is a summary of the flow of cash into and out of Bell Canada in 2003 and 2002. We started consolidating the cash flows of Aliant and Bell ExpressVu on January 1, 2003. As a result, all comparative figures and discussions in this section relating to our 2002 cash flows do not include Aliant’s and Bell ExpressVu’s cash flows.

	2003	2002

Cash from operating activities	5,366	4,558
Capital expenditures	(2,892)	(2,927)
Dividends and distributions	(2,081)	(1,799)
Interest paid on equity-settled notes	(47)	(84)
Other investing activities	47	–

Free cash flow from operations	393	(252)
Business acquisitions	(120)	(37)
Business dispositions	55	3,045
Change in investments accounted for under the cost and equity methods	145	(50)
Cash and cash equivalents acquired or transferred in business combinations	–	272
Capital contribution by BCH (1)	3,043	296
Distribution of capital	–	(975)
Distributions paid by subsidiaries to BCE (1)	–	(1,396)
Increase in advances made to an affiliated company under common control	(180)	(270)
Repayment of equity-settled notes	(2,068)	–
Net issuance (repayment) of debt instruments	(2,196)	530
Financing activities of subsidiaries with third parties	2	93
Cash provided by discontinued operations	321	–
Other	(46)	21

Net increase (decrease) in cash and cash equivalents	(651)	1,277

(1) $1,396 million is a distribution made by BCE Holdings GP to BCE from the proceeds of the sale of the directories business. BCE, through BCH, subsequently made a capital contribution of $296 million into Bell Canada from these proceeds. This resulted in an effective net cash payment of $1.1 billion to BCE from the proceeds of the sale of the directories business, which was partly used to help finance the repurchase of SBC’s remaining indirect interest in Bell Canada.

Free cash flow

Free cash flow is a key financial measure we use to assess our performance. It is derived from the statement of cash flows.
     A positive free cash flow means that we generated more cash from our operations than we needed to pay for capital expenditures, dividends and other investing activities.

Cash from operating activities
Cash from operating activities increased 17.7% or $808 million to $5,366 million in 2003, compared to 2002. This was mainly a result of the positive effect of changes in working capital and cash tax savings in 2003.
     We realized cash tax savings of $363 million in 2003 and $69 million in 2002 by using strategies to consolidate tax losses of BCE, BCE Emergis and BCH with Bell Canada’s current earnings.

Capital expenditures

Capital intensity

Capita capital expenditures divided by operating revenues. It is a key financial measure that we use to assess our performance and that of our business units.
     Improving capital intensity is a key component to improved free cash flow. A positive trend over time means that wel intensity is are becoming more efficient in using capital to generate growth in revenue and cash flows.

We continue to make investments to expand and update our networks, and to meet customer demand. Rigorous programs we have in place to manage capital spending prudently, led to a reduction of 1.2% in capital expenditures in 2003, compared to 2002. This was partly offset by the consolidation of Aliant and Bell ExpressVu’s results starting January 1, 2003.
     This resulted in a decrease in our capital intensity ratio to 17.3% in 2003 from 20.1% in 2002.

Other investing activities
Cash from other investing activities of $47 million in 2003 included $34 million of insurance proceeds that Bell ExpressVu received for a malfunction on the Nimiq 2 satellite.

Business acquisitions
We invested $120 million in business acquisitions in 2003. This consisted mainly of the purchase of BCE’s 51% interests in BCE Nexxia Corporation (Nexxia U.S.) for a nominal amount and Fiberco Telecommunications Corporation (FiberCo U.S.) for $27 million in cash and Bell Globemedia’s 100% interest in Sympatico Inc. for $45 million in cash, and of an additional 30% interest in Connexim, Limited Partnership in the fourth quarter, which increased our total interest to 100%. In each case, the price paid was based on fair value.

20   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The transfer of BCE’s 51% interests in Nexxia U.S. and FiberCo U.S. to Bell Canada was done to simplify the structure of BCE’s holdings. Bell Canada now owns 100% of Nexxia U.S. and FiberCo U.S.
     The transfer of Sympatico Inc. to Bell Canada was done so that the sympatico.ca portal could be more closely tied to Bell Canada’s Sympatico Internet access services.
     We made no significant business acquisitions in 2002.

Business dispositions
We received $55 million for business dispositions in 2003. This related to the sale of our 89.9% ownership interest in Certen in the third quarter. We received $89 million in cash, which was reduced by $34 million of Certen’s cash and cash equivalents at the time of sale.
     We received $3.0 billion for business dispositions in 2002. This consisted mainly of the net proceeds of approximately $2.7 billion from the sale of our directories business. Other business dispositions of $306 million included Bell Canada’s sale of a 37% interest in each of Télébec and Northern Telephone to the Bell Nordiq Income Fund in the second quarter.

Change in investments accounted for under the cost and equity methods
In the fourth quarter of 2003, we sold a 3.66% interest in the directories business for net proceeds of $135 million in cash.
     Throughout 2002, we made investments of approximately $45 million in cash in Nexxia U.S. and FiberCo U.S.

Capital contributions
In the first and second quarters of 2003, we received capital contributions of $3,043 million in cash from BCH.

Equity instruments
In the fourth quarter of 2002, we made a return of capital to BCH of $975 million in cash on our common shares.

Debt instruments

Debt instruments

We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

We made $2.2 billion of debt repayments (net of issues) in 2003. These were financed mainly with free cash flow of $393 million generated in 2003, net cash proceeds of $320 million from the sale of Stratos, as well as a net capital contribution of $975 million received from BCH.
     On March 1, 2004, Bell Canada redeemed all of its outstanding Series DU debentures for $126 million. The original maturity date of these debentures was March 1, 2011. They had an interest rate of 9.45%.
     The average annual interest rate on our total debt was between 7.0% and 8.0% in 2003 and in 2002.

Cash relating to discontinued operations
Cash provided by discontinued operations was $321 million in 2003. This consisted mainly of net cash proceeds of $320 million on Aliant’s sale of its 53.2% interest in Stratos.

CREDIT RATINGS

Credit ratings

The interest rates we pay are partly based on the quality of our credit ratings, all of which were investment grade at March 10, 2004. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.

On May 15, 2003, Moody’s Investors Service, Inc. (Moody’s) removed the negative trend on Bell Canada’s commercial paper and long-term debt credit ratings. The table below lists our key credit ratings at March 10, 2004.

Bell Canada	S&P	DBRS	Moody’ s

Commercial paper	A-1 (mid) / stable	R-1 (mid) / stable	P-2 / stable
Extendable commercial notes	A-1 (mid) / stable	R-1 (mid) / stable	–
Long-term debt	A / stable	A (high) / stable	A-3 / stable
Preferred shares	P-2 (high) / stable	Pfd-2 (high) /stable	–

LIQUIDITY

Liquidity

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.

Our plan is to generate enough cash from our operating activities to pay for capital expenditures and dividends. In other words, we are targeting to have positive free cash flow in the short term and in the long term.
     We expect to repay contractual obligations maturing in 2004 and in the long term from cash on hand, from cash generated from our operations or by issuing new debt. Contractual obligations include long-term debt.

Cash requirements
In 2004, we will need cash mainly for capital expenditures, dividend payments, the payment of contractual obligations and other cash requirements. This includes the financing of approximately $645 million for the acquisition of MTS’s 40% interest in Bell West.

Bell Canada 2003 Financial Information   21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures
We spent $2.9 billion on capital expenditures in 2003. This equalled 17.3% of our revenues for the year. Our target is for capital expenditures to be in the range of 17% to 18% of our total revenues in 2004.

Contractual obligations
The table below is a summary of our contractual obligations at December 31, 2003 that are due in each of the next five years and thereafter.

	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt (excluding capital leases)
	999	965	482	611	906	6,298	10,261
Notes payable and bank advances
	32	–	–	–	–	–	32
Capital leases	134	112	113	104	102	331	896
Operating leases	338	219	200	189	181	1,348	2,475
Commitments for capital expenditures
	240	–	–	–	–	–	240
Other purchase obligations	539	362	333	284	157	275	1,950
Other long-term liabilities	–	47	55	64	61	74	301

Total	2,282	1,705	1,183	1,252	1,407	8,326	16,155

     Long-term debt and notes payable and bank advances include $28 million drawn under our committed credit facilities. They exclude $252 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $1,355 million.
      The imputed interest to be paid on capital leases is $390 million.
      Rental expense relating to operating leases was $315 million in 2003 and $244 million in 2002.
      Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand. Other purchase obligations consist mainly of contractual obligations under service contracts.
     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2003.
     At December 31, 2003, we had other long-term liabilities that were not included in the table. They consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

      We did not include deferred revenue and gains on assets because they do not represent future cash payments.

Agreement with MTS
The agreement between Bell Canada and MTS to create Bell West included put and call options relating to MTS’s 40% interest in Bell West. On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004.
     Bell Canada will finance the purchase of MTS’s 40% interest in Bell West with cash on hand, from cash raised from operations or by issuing debt.

22   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other cash requirements
Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks.

Off-balance sheet arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 23 to the consolidated financial statements for more information.

Securitization of accounts receivable
Bell Canada and Aliant have agreements in place under which they sold interests in pools of accounts receivable to securitization trusts for a total of $1,030 million in 2001. The main purpose of these agreements is to provide us with a less expensive form of financing. As a result, they are an important part of our capital structure and liquidity. If we did not have these agreements, we would have had to finance approximately $1,030 million by issuing debt or equity, either of which would have been more expensive for us.
     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable go into default, the full purchase price will have to be returned to the buyers. See Note 9 to the consolidated financial statements for more information.

Derivative instruments
We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE common shares. We do not use derivative instruments for speculative purposes. Because we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The carrying value of the outstanding derivative instruments was a net liability of $120 million at December 31, 2003. Their fair values amounted to a net liability of $141 million. See Note 17 to the consolidated financial statements for more information.

Litigation
We become involved in various claims and litigation as a regular part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2003 in the Bell Canada 2003 AIF.

CRTC Price Cap decision
The Price Cap decision made a number of changes to the rules governing local service in Canada’s telecommunications industry. These rules will be in effect for four years.
     The CRTC has stated that it will initiate a Price Cap review in the final year of the regime and make modifications to the regulatory framework, as necessary.
     One of the changes resulting from the Price Cap decision was a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvements, reduced rates and/or rebates. We estimated our commitment relating to the deferral account to be approximately $160 million at December 31, 2003, which we expect to clear substantially in 2004 by implementing various initiatives.

Sources of liquidity
While we do not expect any cash shortfall in the foreseeable future, we believe that we could cover a shortfall through the financing facilities we have in place at this time.
     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. We can supplement our liquidity sources, if necessary, by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies.

Bell Canada 2003 Financial Information   23

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2003.

		Non-
	Committed	Committed	Total

Commercial paper credit lines	987	900	1,887
Other credit facilities	368	306	674

Total	1,355	1,206	2,561

Drawn	280	–	280
Undrawn	1,075	1,206	2,281

     Bell Canada and Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit was $987 million at December 31, 2003.
     Bell Canada and Aliant had no amounts outstanding under their commercial paper programs at December 31, 2003.
     Bell Canada can issue up to $400 million of Class E notes under its commercial paper program. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2003.
     The drawn portion of our total credit facilities includes issued letters of credit of $252 million under our committed facilities.

RISKS THAT COULD AFFECT OUR BUSINESS

This section describes general risks that could affect us.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

Strategies and plans
We plan to achieve our business objectives through various strategies and plans. Our strategy is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of our strategies and plans include:

  evolving from multiple service-specific networks to a single IP-based network providing new services to meet customers’ needs by introducing innovative technologies, including VoIP, VDSL and IPTV maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.
  lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

     Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.
     The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain.
     If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations. At this time, we cannot determine the effect that moving to a single IP-based network could have on our results of operations.

Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.

24   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

  lower than expected growth in data revenue because of lower demand from business and wholesale customers pressure on business customers to reduce their capital expenditures and delay or defer communication system upgrades and expansion plans reducing our revenues pressure on business customers to reduce operating expenses. This increases their tendency to negotiate contracts with lower unit prices for communications services, which reduces our revenues.
  some reductions in the number of network access lines because of business failures, consolidations or business contractions.

     Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition
We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at very competitive rates.
     Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve, and invest in, customer service and to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s review has not been completed, it is impossible to predict the outcome or to assess how any recommendations may affect us.

Wireline and long distance
We experience significant competition in long distance from dial-around providers, pre-paid card providers and others, and from traditional competitors, such as inter-exchange carriers and resellers.
     Contracts for long distance services to large business customers are very competitive. Our pricing strategy is to offer prices that reflect the quality of our service and the volume and the characteristics of the traffic. Customers may choose to switch to competitors that offer very low prices to acquire market share and have little regard for the quality of service or impact on their earnings.
     We also face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities and other VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.

Bell Canada 2003 Financial Information   25

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced plans to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP services are anticipated to take business away from our other products and services. If significant competition for VoIP develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability.
     VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.
     Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet access
Cable companies and independent Internet service providers have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

DTH satellite television
Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity and containing capital intensity
We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain of our services that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. Our profits will decline if we cannot lower our expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating technological change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
     We are in the process of moving our core circuit-based infrastructure to IP technology. This may allow us to:
  offer integrated voice, data and video services
  offer a range of valuable network enabled business solutions to large business customers increase capital efficiency
  increase operating efficiency, including our efficiency in introducing and supporting services.

26   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     As part of this move, we also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of increasing capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve improvements as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity
Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.
     In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

     An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     Bell Canada and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including refinancing our outstanding debt.
     Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.
     If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects in the long term.

Reliance on major customers
An important amount of revenue earned by us comes from a small number of major customers. If we lose contracts with such major customers and cannot replace them, it could have a material and negative effect on our results.

Making acquisitions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of recently acquired companies with our existing operations or in operating joint ventures.

Bell Canada 2003 Financial Information   27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Litigation, regulatory matters and changes in laws
Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.

The Bell Canada 2003 AIF contains a detailed description of the principal legal proceedings involving us and certain regulatory initiatives and proceedings concerning us.
     In addition, please refer to Changes to wireline regulations on the next page for a description of certain regulatory initiatives and proceedings that could affect us.

Pension fund contributions
Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.
     Our pension plan assets had higher returns than expected in 2003. There is no assurance that high returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making contributions to the pension funds. This could have a material and negative effect on our results of operations.

Retaining employees
Our success depends in large part on our ability to attract and retain key employees.
     The exercise price of most of the stock options that our key employees hold is higher than the current trading price of BCE Inc.’s common shares. As a result, our stock option programs may not be effective in retaining these employees. While we do not expect that we will lose key people, if it happens, this could materially hurt our businesses and operating results.

Renegotiating labour agreements

Approximately 53% of our employees are represented by unions and are covered by collective agreements.

The following material collective agreements have expired:
  the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees the collective agreements between Aliant Telecom Inc. (Aliant Telecom), a subsidiary of Aliant, and its employees, representing approximately 4,200 employees the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 craft and services employees.

     The collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Ontario and Québec, will expire on September 30, 2004.
     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

Events affecting our networks
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.
     Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers could also hurt our business, including our customer relationships and operating results.

28   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes to wireline regulations

Decisions of regulatory agencies
Our business is affected by decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require us to reduce prices on these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

     The CRTC also established a deferral account, but has not yet determined how the funds in the account will be used. It will start a proceeding in 2004 to address issues related to the deferral accounts of incumbent telephone companies. There is a risk that the account could be used in a way that could have a negative financial effect on us.
     The balance in Bell Canada’s and Aliant Telecom’s deferral accounts at the end of 2003 was estimated to be approximately $160 million. Almost all of these funds are expected to be used in 2004.
     On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.
     In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2004. The outcome of these issues could result in an additional negative effect on our results.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with us will be available on the public record.
     These decisions increase our regulatory burden at both the wholesale and retail levels. They could also cause some of our large customers to choose another preferred supplier, which could have a material and negative effect on our results of operations. These decisions are currently under appeal.

Allstream and Call-Net application concerning customer specific arrangements
On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements (CSAs) that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.

Bell Canada 2003 Financial Information   29

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Bell Canada will be opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for our regulated services and for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.
     The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, we will be required to increase the minimum prices we charge for regulated services. This would limit our ability to compete. Bell Canada provided its comments to the CRTC on January 30, 2004.

Application seeking consistent regulation
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Licences and changes to wireless regulation

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom / MT&T Mobility Inc.’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. MT&T Mobility Inc. is a wholly-owned subsidiary of Aliant Telecom. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, all of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.
     In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment or the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years. They are not expected to have a material impact on the amount of fees paid by Bell Mobility.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations. The final report is expected in April 2004.

Increased accidents from using cellphones
Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which could negatively affect us.

30   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on our business.

Bell ExpressVu

Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its DTH satellite television services. Telesat operates these satellites.

Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
     Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s existing DTH satellite television distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to March 31, 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. Although we expect that this licence will be renewed, there is no assurance that it will be renewed under the same terms and conditions.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it has started, or is participating in, several legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

OUR ACCOUNTING POLICIES

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes. It also describes the key changes in accounting standards and our accounting policies, and how they affect our financial statements.

CRITICAL ACCOUNTING ESTIMATES

Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our financial statements. We are also required to continually evaluate the estimates that we use.
     We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are highly uncertain.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the audit committee of the board of directors. The audit committee has reviewed these critical accounting estimates.

Bell Canada 2003 Financial Information   31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Employee benefit plans

Employee benefit plans

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for almost all of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.

We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trend and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets.

Discount rate

Discount rate

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.

We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2003, unchanged from 2002 and 2001. The table below shows the impact on the net benefit plans cost for 2004 and the accrued benefit asset at December 31, 2004 of a 0.5% increase and a 0.5% decrease in the discount rate.

	Impact on net benefit	Impact on accrued benefit
	plan cost for 2004	asset at December 31, 2004

Discount rate
Increased to 7.0%	(75)	75
Decreased to 6.0%	75	(75)

     Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase any cash contributions to the plan otherwise required.

Expected long-term rate of return
We assumed an expected long-term rate of return on plan assets of 7.5% in 2003. We lowered our assumption from 8.3% in 2002 because we expect lower long-term rates of return in the financial markets. This change increased our net benefit plans cost by about $80 million in 2003.
     Over the long term, the actual rate of return has, on average, been substantially more than the rates we assumed. In 2002 and 2001, however, it was substantially less than expected. This resulted in a significant accumulated actuarial loss, which negatively affected pre-tax earnings by about $120 million in 2003.
     The table below shows the impact on the net benefit plans cost for 2004 and the accrued benefit asset at December 31, 2004 of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets.

	Impact on net benefit	Impact on accrued benefit
	plan cost for 2004	asset at December 31, 2004

Expected rate of return on plan assets
Increased to 8.0%	(60)	60
Decreased to 7.0%	60	(60)

     Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase any cash contributions to the plan otherwise required.

Goodwill impairment

Goodwill impairment

We assess the value of goodwill of all reporting units within each of our operating segments every year and when events or changes in circumstances indicate that it might be impaired.

We generally measure for impairment using a projected discounted cash flow method and corroborate our assessment using other valuation methods. If the asset’s carrying value is more than its fair value, we record the difference as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of operations.
     We have to make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future revenue, EBITDA and cash flows, the numbers of years used in the cash flow model, the discount rate for future cash flows and many others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.

32   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Any change in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.
     We had $1,586 million of goodwill at December 31, 2003. There were no impairment charges recorded in 2003 or 2002.

Contingencies

Contingencies

We become involved in various litigation and regulatory matters as a part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analysing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material and negative effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be included in cash from operating activities.
     We did not have any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2003. We have not made any significant changes to our estimates in the past two years.

Income taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     We had $340 million of future income tax assets and $441 million of future income tax liabilities at December 31, 2003. We recognized an income tax expense of $787 million in 2003 and $1,087 million in 2002. Before 2003, in computing future income tax liabilities, we netted the future income tax asset relating to the liability for other retirement and post-employment benefits against the future income tax liability relating to pension benefits. In 2003, we stopped netting these two items to better represent the asset and liability components of future income taxes, which resulted in an increase of $486 million in future income tax assets and future income tax liabilities. This was the only significant change to our estimates that we made in the past two years.

Recent changes to accounting standards and policies
Please see Note 1 to the consolidated financial statements for more information about the adoption of accounting policies in 2003 resulting from new accounting standards, which consisted of:

  stock-based compensation and other stock-based payments
  disclosure of guarantees
  disposal of long-lived assets and discontinued operations
  consolidation of variable interest entities.

Subscriber acquisition costs
Before 2003, we accounted for the costs of acquiring subscribers by:

  deferring and amortizing the costs of acquiring DTH satellite television service subscribers against earnings over three years deferring and amortizing the costs of acquiring wireless subscribers against earnings over the terms of the contracts, which are normally up to 24 months expensing all other subscriber acquisition costs when services were activated.

     The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.

Bell Canada 2003 Financial Information   33

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Effective January 1, 2003, we changed our accounting method and started expensing all subscriber acquisition costs when services are activated. We also started presenting the revenues generated from the sale of wireless handsets, instead of netting them against operating expenses.
     As a result of applying this change, we restated the comparative figures for 2002:

  operating revenues increased $195 million
  operating expenses increased $233 million
  other expenses increased by $3 million
  income taxes decreased $15 million
  net earnings decreased by $26 million.

     At December 31, 2002, this resulted in:

  a decrease of $133 million in other current assets
  a decrease of $339 million in other long-term assets
  a decrease of $130 million in future income tax liabilities a decrease of $156 million in non-controlling interest
  a decrease of $97 million in contributed surplus
  a decrease of $89 million in the retained earnings.

Future changes to accounting standards and policies
Impairment of long-lived assets
Effective January 1, 2004, we adopted section 3063 of the CICA Handbook, Impairment of long-lived assets. Adopting this section will affect how we recognize, measure and disclose the impairment of long-lived assets. The section is effective for years beginning on or after April 1, 2003.
     An impairment loss is recognized on a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and disposition.
     Before January 1, 2004, the amount of the loss was determined by deducting the asset’s net recoverable amount (based on undiscounted cash flows expected from its use and disposition) from its carrying value.
     After January 1, 2004, the amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.

Asset retirement obligations
Effective January 1, 2004, we adopted section 3110 of the CICA Handbook, Asset retirement obligations. The section is effective for years beginning on or after January 1, 2004. It describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.
     These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time.
     Adopting this section will not have a material effect on our future consolidated financial statements because we do not have any significant asset retirement obligations.

Hedging relationships
Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging relationships. The guideline is effective for years beginning on or after July 1, 2003. The guideline provides additional documentation and designation requirements for hedge accounting and requires regular, periodic assessments of effectiveness. The guideline does not change the method of accounting for derivative instruments in hedging relationships.
     Adopting this guideline will not affect our future consolidated financial statements. All outstanding hedges that previously qualified for hedge accounting continue to qualify for hedge accounting under this guideline.

Financial instruments
The CICA recently issued revisions to section 3860 of the CICA Handbook, Financial instruments – Disclosure and presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
     These revisions come into effect on January 1, 2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our future consolidated financial statements.

34   2003 Financial Information   Bell Canada

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLEMENTARY FINANCIAL INFORMATION

ANNUAL FINANCIAL INFORMATION

The table below shows selected consolidated financial data for each of the years from 1999 to 2003.

	2003	2002	2001	2000	1999

Operational data
Operating revenues	16,698	14,598	14,448	13,435	12,833
Earnings from continuing operations	2,268	1,468	1,559	1,512	1,362
Discontinued operations	59	–	–	(99)	–
Net earnings	2,327	1,468	1,489	1,413	1,362
Net earnings applicable to common shares	2,244	1,352	1,354	1,274	1,295
Included in net earnings:
Net gains on sale of investments
and dilution gains
Continuing operations	92	984	399	–	55
Discontinued operations	56	–	–	(75)	–
Restructuring and other charges	(3)	(425)	(542)	–	(141)
Goodwill amortization	–	–	(39)	(43)	(10)
Other	–	(18)	(55)	–	–

Balance sheet data
Total assets	28,236	29,055	24,428	22,672	21,742
Long-term debt (including current portion)	11,157	11,839	10,237	8,955	8,531
Preferred shares	1,100	1,100	1,100	735	630
Common shareholders’ equity	8,427	5,202	5,584	5,385	5,483
Capital expenditures	(2,892)	(2,927)	(4,099)	(2,852)	(2,499)

Other data
Dividends declared on common shares	2,022	1,769	1,157	1,085	868
Dividends declared on preferred shares	58	63	55	40	32
Number of employees (thousands) – unaudited	51	54	44	45	44

The factors that have caused our results to vary over the past two years are discussed throughout this MD&A.
     In 2001, our net earnings included gains of $399 million on the sale of Sympatico-Lycos and Telecom Directories Limited of Hong Kong, and restructuring and other charges of $542 million (relating to streamlining initiatives and the write-down of certain Bell Mobility capital assets). Our results also included $39 million of goodwill amortization. Goodwill is no longer amortized effective January 1, 2002.

Bell Canada 2003 Financial Information   35

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION

The table below shows selected consolidated financial data for each quarter of 2003 and 2002. This quarterly information has been prepared on the same basis as the annual consolidated financial statements, but it is unaudited.

		2003				2002

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues	4,281	4,169	4,145	4,103	3,813	3,602	3,638	3,545
EBITDA	1,731	1,817	1,760	1,693	1,541	1,695	1,621	1,577
Operating income	930	1,012	968	926	646	1,040	714	1,008
Earnings from continuing
operations	626	567	550	525	1,444	500	(978)	502
Discontinued operations	53	–	5	1	–	–	–	–
Net earnings	679	567	555	526	1,444	500	(978)	502
Net earnings applicable to
common shares	670	550	529	495	1,415	471	(1,007)	473
Included in net earnings:
Net gains on sale of
investments and
dilution gains
Continuing operations	92	–	–	–	2,143	–	(1,159)	–
Discontinued operations	48	8	–	–	–	–	–	–
Restructuring and other
charges	(9)	6	–	–	(190)	(45)	(190)	–
Other	–	–	–	–	–	–	(18)	–

The factors that have caused our results to vary over the past eight quarters are discussed throughout this MD&A.

36   2003 Financial Information   Bell Canada

CONSOLIDATED FINANCIAL STATEMENTS

Financial statements at a glance

This section of our report contains the audited consolidated financial statements of Bell Canada and detailed notes with explanations and additional information.
     Bell Canada consists of many businesses, including subsidiaries, joint ventures and investments in significantly influenced companies. We present the financial information for all of our holdings as one “consolidated” company.

Except in the auditor’s report, we, us and our mean Bell Canada, its subsidiaries and joint ventures.

     The financial statements contain our results and financial history for the past two years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. They also include details about our financial results that are not shown in the financial statements.

MANAGEMENT’S REPORT

These financial statements form the basis for all of the financial information that appears in this report.
     The financial statements and all of the information in this report are the responsibility of the management of Bell Canada and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, the shareholders’ auditors, have audited the financial statements.
     Management has prepared the financial statements according to Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present Bell Canada’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the audit committee, and includes communication to employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an audit committee, which is made up of unrelated and independent directors. The audit committee’s responsibilities include reviewing the financial statements and other information in this report, and recommending them to the board of directors for approval. The internal auditors and the shareholders’ auditors have free and independent access to the audit committee.

Michael J. Sabia	Siim A. Vanaselja	Karyn A. Brooks
Chief Executive Officer	Chief Financial Officer	Vice-President and
Corporate Controller

March 10, 2004

AUDITORS’ REPORT

To the shareholders of Bell Canada:
     We have audited the consolidated balance sheets of Bell Canada as at December 31, 2003 and 2002, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of Bell Canada’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Bell Canada as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Montréal, Canada
March 10, 2004

Bell Canada 2003 Financial Information   37

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31 (in $ millions)	Notes	2003	2002

Operating revenues
Local and access		6,105	5,506
Long distance		2,487	2,266
Wireless		2,526	1,916
Data		3,791	3,458
Direct-to-home (DTH)		761	–
Directory advertising		–	501
Terminal sales and other		1,028	951

Total operating revenues		16,698	14,598

Operating expenses		(9,697)	(8,164)
Amortization expense		(2,970)	(2,401)
Net benefit plans (cost) credit	20	(181)	50
Restructuring and other charges	4	(14)	(675)

Total operating expenses		(12,862)	(11,190)

Operating income		3,836	3,408
Other income	5	217	1,264
Interest expense	6	(945)	(839)

Earnings from continuing operations before
income taxes and non-controlling interest		3,108	3,833
Income taxes	7	(787)	(1,087)
Non-controlling interest		(53)	(1,278)

Earnings from continuing operations		2,268	1,468
Discontinued operations	8	59	–

Net earnings		2,327	1,468
Dividends on preferred shares		(58)	(63)
Interest on equity-settled notes		(25)	(53)

Net earnings applicable to common shares		2,244	1,352

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the year ended December 31 (in $ millions)	Note	2003	2002

	Balance at beginning of year, as previously reported		217	601
	Adjustment for change in accounting policies	1	(99)	(63)

	Balance at beginning of year, as restated		118	538
	Consolidation of variable interest entity		(25)	–
	Net earnings		2,327	1,468
Dividends	– Preferred shares		(58)	(63)
	– Common shares		(2,022)	(1,769)
	Interest on equity-settled notes		(25)	(53)
	Other		(2)	(3)

	Balance at end of year		313	118

38   2003 Financial Information   Bell Canada

CONSOLIDATED BALANCE SHEETS

At December 31 (in $ millions)	Notes	2003	2002

ASSETS
Current assets
Cash and cash equivalents		398	1,013
Notes receivable from related parties		450	270
Accounts receivable	9	1,711	1,961
Other current assets		499	432
Current assets of discontinued operations	8	–	212

Total current assets		3,058	3,888
Capital assets	10	19,270	18,648
Other long-term assets	11	3,526	3,565
Indefinite-life intangible assets	12	796	772
Goodwill	13	1,586	1,543
Non-current assets of discontinued operations	8	–	639

Total assets		28,236	29,055

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		3,211	3,160
Note payable to parent company	14	–	975
Debt due within one year	14	1,165	1,837
Current liabilities of discontinued operations	8	–	178

Total current liabilities		4,376	6,150
Long-term debt	15	10,024	10,223
Other long-term liabilities	16	2,682	2,115
Non-current liabilities of discontinued operations	8	–	280

Total liabilities		17,082	18,768

Non-controlling interest		1,627	1,917

Commitments and contingencies	22

SHAREHOLDERS’ EQUITY
Preferred shares	18	1,100	1,100
Equity-settled notes	18	–	2,068

Common shareholders’ equity
Common shares	18	7,602	4,264
Contributed surplus	18	512	815
Retained earnings		313	118
Currency translation adjustment		–	5

Total common shareholders’ equity		8,427	5,202

Total shareholders’ equity		9,527	8,370

Total liabilities and shareholders’ equity		28,236	29,055

On behalf of the board of directors:

Director	Director

Bell Canada 2003 Financial Information   39

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in $ millions)	2003	2002

Cash flows from operating activities
Earnings from continuing operations	2,268	1,468
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	2,970	2,401
Net benefit plans cost (credit)	181	(50)
Restructuring and other charges (non-cash portion)	6	613
Net gains on investments	(106)	(1,282)
Future income taxes	198	290
Non-controlling interest	53	1,278
Contributions to employee pension plans	(142)	(5)
Other employee future benefit plan payments	(87)	(72)
Other items	(260)	66
Changes in non-cash working capital	285	(149)

	5,366	4,558

Cash flows from investing activities
Capital expenditures	(2,892)	(2,927)
Business acquisitions	(120)	(37)
Business dispositions	55	3,045
Decrease (increase) in investments accounted for
under the cost and equity methods	145	(50)
Cash and cash equivalents acquired or transferred
in business combinations	–	272
Increase in advances made to an affiliated company
under common control	(180)	(270)
Other items	47	–

	(2,945)	33

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	(1,161)	587
Issue of long-term debt	717	1,444
Repayment of long-term debt	(1,752)	(1,501)
Repayment of equity-settled notes	(2,068)	–
Contribution of capital	3,043	296
Distribution of capital	–	(975)
Cash dividends paid on common and preferred shares	(1,968)	(1,770)
Distributions paid by subsidiaries to BCE	–	(1,396)
Issue of equity securities/partnership units and convertible
debentures by subsidiary to non-controlling interest/BCE	110	93
Redemption of equity securities by subsidiaries	(108)	–
Cash dividends/distributions paid by subsidiaries
to non-controlling interest	(113)	(29)
Interest paid on equity-settled notes	(47)	(84)
Other items	(46)	21

	(3,393)	(3,314)

Cash provided by (used in) continuing operations	(972)	1,277
Cash provided by discontinued operations	321	–

Net (decrease) increase in cash and cash equivalents	(651)	1,277
Cash and cash equivalents (bank indebtedness) at beginning of year	1,049	(228)

Cash and cash equivalents at end of year	398	1,049

Consists of:
Cash and cash equivalents of continuing operations	398	1,013
Cash and cash equivalents of discontinued operations	–	36

Total	398	1,049

40   2003 Financial Information   Bell Canada

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

All amounts are in millions of Canadian dollars, except where noted.

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).
     We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

COMPARATIVE FIGURES

We have reclassified some of the figures for previous years in the consolidated financial statements to make them consistent with the current year’s presentation.
     We have restated financial information for previous years to reflect:

  the change in accounting treatment to discontinued operations for:
–	Aliant Inc.’s (Aliant) emerging business segment, which consists of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc., effective May 2003
–	Aliant’s remote communications segment, which consists of Aliant’s investment in Stratos Global Corporation (Stratos), effective December 2003.
  the adoption of the fair value-based method of accounting for employee stock options, effective January 1, 2003 the change in the method of accounting for subscriber acquisition costs in our wireless and Direct-to-home (DTH) satellite television businesses from a deferral and amortization method to a method of expensing as a customer service is activated, effective January 1, 2003.

USING ESTIMATES

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses
  reported amounts of assets and liabilities
  disclosure of contingent assets and liabilities.

     Actual results could be different from these estimates.

RECOGNIZING REVENUE

We recognize operating revenues when they are earned, specifically when:

  services are provided or products are delivered to customers clear proof that an arrangement exists
  amounts are fixed or can be determined
  our ability to collect is reasonably assured.

     In particular, we recognize:

  fees for long distance and wireless services, and other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, when we provide the services or over the term of the contract subscriber revenue when customers receive the service
  revenues from the sale of equipment when the equipment is delivered to customers and accepted revenue on long-term contracts based on actual performance as services are provided, as equipment is delivered and accepted, or as contract milestones are met.

     When a transaction involves more than one product or service, we allocate revenue to each based on its relative fair value.
     We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to the customers. Otherwise, we recognize the net amount that we keep as revenue.
     Accruals for sales returns are recorded when revenues are recognized. We base them on past experience.
     We record the payments we receive in advance as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

Bell Canada 2003 Financial Information   41

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

CASH AND CASH EQUIVALENTS

We classify all highly liquid investments with a short-term maturity of generally three months or less as Cash and cash equivalents.

SECURITIZATION OF ACCOUNTS RECEIVABLE

We consider a transfer of accounts receivable to be a sale when we give up control of them in exchange for proceeds from a trust (other than our retained beneficial interest in the accounts receivable).
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows. The present value of future cash flows is projected using management’s best estimates of key assumptions, such as discount rates, weighted-average life of accounts receivable and credit loss ratios. We recognize a loss on this kind of transaction as Other income. The loss partly depends on the carrying amount of the accounts receivable transferred. We allocate this amount to accounts receivable sold, or to our retained interest, according to its relative fair value on the day the transfer is made.
     Accounts receivable are transferred on a fully serviced basis. As a result, we:

  recognize a servicing liability on the day accounts receivable are transferred to the trust amortize this liability to earnings over the expected life of the transferred accounts receivable.

CAPITAL ASSETS

We carry capital assets at cost, less accumulated amortization. Most of our capital assets are amortized using the composite group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over the estimated useful lives of the assets. We review the estimate of the useful lives of the assets every year and adjust it, if needed.

Estimated useful life

Telecommunication assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Finite-life intangible assets (Software)	3 to 7 years

We capitalize construction costs, labour and overhead related to our self-constructed assets.
     We capitalize certain costs incurred for developing or obtaining internal-use software. We expense software maintenance and training costs when they are incurred. The expense is included in Operating expenses in the statement of operations.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the asset’s net recoverable amount (based on estimates of undiscounted future cash flows or other valuation methods) from its carrying value. This amount is deducted from earnings.

ACCOUNTING FOR INVESTMENTS

We use the following methods to account for investments that are not consolidated or proportionately consolidated in our financial statements:

  the equity method for companies that we can significantly influence the cost method for our investments in all other companies.

Significantly influenced

It means that:

  we have a 20% to 50% equity interest in a company that we do not control or jointly control, and we have a significant influence on its operating, investing and financing activities.

Equity method

An investment is initially recorded at cost, and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in our net earnings. The amount of our investment is reduced by the amount of dividends received or receivable from the investment.

Cost method The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings.

     We include investments in Other long-term assets on the balance sheet. Earnings from investments are included in Other income in the statement of operations.
     We expense declines in the market values of our investments when management considers them to be longer term. The expense is included in Other income in the statement of operations.

COSTS OF ISSUING DEBT

The costs of issuing debt are capitalized in Other long-term assets. They are amortized on a straight-line basis over the term of the related debt and are included in Interest expense in the statement of operations.

42   2003 Financial Information   Bell Canada

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

INDEFINITE-LIFE INTANGIBLE ASSETS

Our indefinite-life intangible assets consist mainly of the spectrum licences.
     We assess these assets for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that an asset might be impaired. We calculate the impairment by deducting the asset’s fair value (based on estimates of discounted future cash flows or other valuation methods) from its carrying value. This amount is deducted from earnings.

GOODWILL

Goodwill

Goodwill is created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the amount paid. It represents the value of factors that contribute to a greater earning power, such as a good reputation, customer loyalty or intellectual capital.

We assess goodwill of individual reporting units for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We assess goodwill for impairment in two steps:

  we identify a potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its assets and liabilities, based on their fair values. The amount that the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.
  we determine if there is an impairment by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

     Under the goodwill transitional provisions of CICA Handbook, section 3062, Goodwill and Other Intangible Assets, no impairment charge was required.

TRANSLATION OF FOREIGN CURRENCIES

Translation of foreign currencies

The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.

Self-sustaining foreign operations
For self-sustaining foreign operations, we use:

  the exchange rates in effect on the date of the balance sheet for assets and liabilities the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize an appropriate portion of the currency translation adjustment in earnings.

Integrated foreign operations
For integrated foreign operations, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt the historical exchange rates for non-monetary assets and liabilities, such as capital assets the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are included in Other income in the statement of operations.

Domestic transactions and balances in foreign currencies
For domestic transactions made in foreign currencies, we use:

  the exchange rates on the date of the balance sheet for monetary assets and liabilities the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are included in Other income in the statement of operations.

Bell Canada 2003 Financial Information   43

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

DERIVATIVE FINANCIAL INSTRUMENTS

We use various derivative financial instruments to hedge against:

  interest rate risk
  foreign exchange rate risk
  changes in the price of BCE Inc. (BCE) common shares relating to special compensation payments (SCPs).

     We expect that the derivatives we use will generate enough cash flows and gains or incur losses to offset these risks. We do not use derivative financial instruments for speculative or trading purposes.
     We document all relationships between derivatives and the items they hedge, and our risk management objective and strategy for using various hedges. This process includes linking every derivative to:

  a specific asset or liability on the balance sheet, or
  a specific net investment in self-sustaining foreign operations, or a specific firm commitment, or
  an anticipated transaction.

     We assess how effective derivatives are in managing risk when the hedge is put in place and on an ongoing basis. If a hedge is no longer effective, we will stop using hedge accounting.
     We follow these policies when accounting for derivatives:

  deferred gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is sold or the anticipated transaction is ended early gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value. We record the change in fair value in earnings.
  any premiums paid for financial instrument contracts are deferred and expensed to earnings over the term of the contract any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt that it denominated in foreign currencies are amortized as an adjustment to interest expense over the term of the forward contract.

     The following describes our policies for specific kinds of derivatives.

Interest rate swap agreements
We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our total debt portfolio. These agreements often involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount payable or receivable from counterparties as an adjustment to Other long-term assets or liabilities.

Foreign currency swap agreements
We use foreign currency swap agreements to manage the exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay interest and principal on the foreign currency risk. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

Forward contracts
We use forward contracts to manage:

  the exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay the principal on the foreign currency risk.
  the exposure to anticipated forecasted transactions denominated in foreign currencies. We designate these agreements as hedges of the future cash flows.
  changes in price of BCE common shares relating to SCPs.

     We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or liabilities.

44   2003 Financial Information   Bell Canada

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension benefits for almost all of our employees. Benefits are based on the employee’s length of service and average rate of pay during their last five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation. We are responsible for adequately funding our pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We also provide other future benefits to employees, including:

  health-care and life insurance benefits during retirement
  other post-employment benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.
     We do not fund the other employee future benefit plans.
     We accrue our obligations under employee benefit plans and related costs, net of the fair value of plan assets. Actuaries determine pension and other retirement benefit costs using:
  the projected benefit method, prorated on years of service, which takes into account future salary levels a discount rate based on market interest rates on high-quality bonds with maturities that match the timing and benefits expected to be paid by the plans management’s best estimate of the plans’ expected investment performance, salary increases, retirement ages of employees and expected health-care costs.

     We value pension plan assets at fair value, which is determined using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted-average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment but not yet fully eligible to receive benefits. This represents the period that we expect to realize economic benefits from the amendments.
     We use the corridor approach to recognize actuarial gains and losses into earnings. First we deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses. Then we amortize the excess over the average remaining service period of active employees. This ranged from approximately 10 to 17 years, with a weighted average of 14 years at the end of 2003.

Curtailment

A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include:

  a reduction of the expected number of years of future service of active employees the elimination of the right to earn defined benefits for some or all of the future service of employees.

Settlement

A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.

     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.
     December 31 is the measurement date for most of our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The last actuarial valuation of most of our pension plans was performed on January 1, 2003.

INCOME TAXES

Current income tax expense reflects the estimated income taxes payable for the current year before any refunds or the use of losses incurred in previous years. We use the asset and liability method to account for future income taxes. Future income taxes reflect:

  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, on an after-tax basis the benefit of losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

     We calculate future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Tax laws A tax law is substantively enacted when it has been tabled in the legislature but may not have been passed into law.

Bell Canada 2003 Financial Information   45

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

STOCK-BASED COMPENSATION PLANS

Bell Canada’s stock-based compensation plans mainly include employee savings plans (ESPs) and long-term incentive programs. Before 2000, the long-term incentive programs often included SCPs.
     We credit to share capital any amount employees pay when they exercise their stock options or buy shares. We recognize the contributions Bell Canada makes under ESPs as a compensation expense. We also recognize a compensation expense or recovery relating to SCPs.
     We use the fair-value based method for employee stock options and account for employee stock options by measuring the compensation cost of options using the Black-Scholes option pricing model. This method was used for options granted on or after January 1, 2002.

RECENT CHANGES TO ACCOUNTING STANDARDS AND POLICIES

Stock-based compensation and other stock-based payments
Effective January 1, 2002, we adopted the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis. The section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

  all stock-based awards to non-employees
  direct awards of stock and stock appreciation rights to employees awards to employees that can be settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees. Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.
     Before January 1, 2003, we recognized an expense when the option was exercised. We measured the cost of employee stock options as the amount that the quoted market price of BCE’s common shares on the day of the grant exceeded the exercise price an employee had to pay to buy the common shares multiplied by the number of options exercised.
     Effective January 1, 2003, we changed our accounting to the fair value-based method. We now recognize and measure the compensation cost of options granted on or after January 1, 2002 using the Black-Scholes option pricing model.
Black-Scholes option pricing model

The Black-Scholes option pricing model is a financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

     As a result of applying this change, we restated the comparative figures for 2002. We recorded a compensation expense of $10 million in 2002. At December 31, 2002, this resulted in:

  a decrease of $10 million in retained earnings
  an increase of $10 million in contributed surplus.

Subscriber acquisition costs
Before 2003, we accounted for the costs of acquiring subscribers by:

  deferring and amortizing the costs of acquiring DTH satellite television service subscribers against earnings over three years deferring and amortizing the costs of acquiring wireless subscribers against earnings over the terms of the contracts, which are normally up to 24 months expensing all other subscriber acquisition costs when services were activated.

     The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.
     Effective January 1, 2003, we changed our accounting method and started expensing all subscriber acquisition costs when services are activated. We also started presenting the revenues generated from the sale of wireless handsets, instead of netting them against operating expenses.
     As a result of applying this change, we restated the comparative figures for 2002:

  operating revenues increased $195 million
  operating expenses increased $233 million
  other expenses increased by $3 million
  income taxes decreased $15 million
  net earnings decreased by $26 million.

46   2003 Financial Information   Bell Canada

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

     At December 31, 2002, this resulted in:

  a decrease of $133 million in other current assets
  a decrease of $339 million in other long-term assets
  a decrease of $130 million in future income tax liabilities a decrease of $156 million in non-controlling interest
  a decrease of $97 million in contributed surplus
  a decrease of $89 million in the retained earnings.

Disclosure of guarantees
Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of guarantees. The guideline describes how to identify guarantees and requires guarantors to disclose the significant details about guarantees they make, whether or not they will have to make payments under the guarantees.
     See Note 23, Guarantees, for more information.

Disposal of long-lived assets and discontinued operations
Effective May 1, 2003, we adopted the recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations. The new section describes:

  how to recognize, measure, present and disclose long-lived assets that will be sold criteria for classifying assets as held for sale. This section requires an asset held for sale to be measured at its carrying value or fair value less disposal costs, whichever is lower.
  criteria for classifying a disposal of a business as a discontinued operation and how to present and disclose discontinued operations and other disposals of long-lived assets.

     We are following the recommendations in this section for all business dispositions after May 1, 2003.

Consolidation of variable interest entities
Effective July 1, 2003, we adopted Accounting Guideline 15, Consolidation of variable interest entities, on a retroactive basis without restatement of previous periods. The guideline clarifies when variable interest entities should be consolidated, when equity investors are not considered to have a controlling financial interest, or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.
     We performed a review and concluded that the entity with which Bell Canada entered into a 10-year shared services agreement on June 22, 2001 met the criteria for consolidation under this guideline. This entity, which is a corporation owned by a third party, provides Bell Canada with accounting systems and administrative services. Before the consolidation, we reported the fees that the entity charged Bell Canada for its services as operating expenses.
     The consolidation of this entity resulted in the following changes to our consolidated balance sheet at July 1, 2003:

  an increase of $102 million in total assets, of which $88 million is capital assets an increase of $127 million in total liabilities, of which $122 million is long-term debt a decrease of $25 million in retained earnings.

     Changes to our consolidated statement of operations for the year ended December 31, 2003 were:

  a decrease of $7 million in operating expenses
  an increase of $22 million in amortization expense
  an increase of $4 million in interest expense
  a decrease of $19 million in net earnings.

     Changes to our consolidated statement of cash flows for the year ended December 31, 2003 were:

  an increase of $2 million in cash flows from operating activities an increase of $7 million in cash flows from investing activities a decrease of $7 million in cash flows from financing activities.

Bell Canada 2003 Financial Information   47

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (continued)

FUTURE CHANGES TO ACCOUNTING STANDARDS AND POLICIES

Impairment of long-lived assets
Effective January 1, 2004, we adopted section 3063 of the CICA Handbook, Impairment of long-lived assets. Adopting this section will affect how we recognize, measure and disclose the impairment of long-lived assets. The section is effective for years beginning on or after April 1, 2003.
     An impairment loss is recognized on a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and disposition.
     Before January 1, 2004, the amount of the loss was determined by deducting the asset’s net recoverable amount (based on undiscounted cash flows expected from its use and disposition) from its carrying value.
     After January 1, 2004, the amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.

Asset retirement obligations
Effective January 1, 2004, we adopted section 3110 of the CICA Handbook, Asset retirement obligations. The section is effective for years beginning on or after January 1, 2004. It describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.
     These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time.
     Adopting this section will not have a material effect on our future consolidated financial statements because we do not have any significant asset retirement obligations.

Hedging relationships
Effective January 1, 2004, we adopted Accounting Guideline 13, Hedging relationships. The guideline is effective for years beginning on or after July 1, 2003. The guideline provides additional documentation and designation requirements for hedge accounting and requires regular, periodic assessments of effectiveness. The guideline does not change the method of accounting for derivative instruments in hedging relationships.
     Adopting this guideline will not affect our future consolidated financial statements. All outstanding hedges that previously qualified for hedge accounting continue to qualify for hedge accounting under this guideline.

FINANCIAL INSTRUMENTS

The CICA recently issued revisions to section 3860 of the CICA Handbook, Financial instruments – Disclosure and presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.
     These revisions come into effect on January 1, 2005. Because we do not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect our future consolidated financial statements.

NOTE 2. SEGMENTED INFORMATION

We operate under one segment, which is consistent with our strategy of providing customers with integrated communication products and services. It also reflects how we classify our operations for planning and for measuring performance. Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.

48    2003 Financial Information   Bell Canada

NOTE 3. BUSINESS ACQUISITIONS AND DISPOSITIONS

The consolidated statements of operations include the results of acquired businesses from the day they were acquired.

Sale of Certen Inc. (Certen)
On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited for $89 million in cash.
     The carrying value of Certen’s net assets was $159 million at the time of the sale. Certen had total assets of $450 million, including $34 million in cash and cash equivalents, and total liabilities of $291 million.
     At the time of the sale, Bell Canada extended the remaining term of its contract with Certen and Amdocs Limited for billing operations outsourcing, customer care and billing solutions development from four years to seven years.
     Bell Canada received a perpetual right to use and modify the intellectual property relating to the billing system. It recorded the perpetual right as an intangible asset of $494 million that will be amortized against earnings over the remaining life of the contract.
     Bell Canada recorded a liability of $392 million. This represented its future payments to Certen over the remaining life of the contract for the development of Bell Canada’s billing system. The development of the billing system was largely completed at the time of the sale. This liability will be reduced as Bell Canada makes payments to Certen.
     The future income tax liability relating to the intangible asset and long-term liability was $32 million.
     The transaction did not result in any gain or loss for Bell Canada.

Acquisition of Aliant
Before December 31, 2002, we had a 39% equity investment in Aliant and accounted for it using the equity method. We recorded equity earnings of $66 million from Aliant in 2002.
     Effective December 31, 2002, BCE transferred its 14% interest in Aliant at carrying value to us in exchange for common shares of Bell Canada. As a result, we have a 53.5% interest in Aliant. The transaction also resulted in a decrease of $103 million in contributed surplus.
     Effective January 1, 2003, we started consolidating Aliant’s results of operations. This resulted in a decrease of $574 million in Other long-term assets. It also resulted in increases in our net assets, which are shown in the table below.

2002

Current assets	765
Non-current assets, including:	3,252
Capital assets	2,345
Goodwill	674
Current liabilities	423
Non-current liabilities	1,437

Acquisition of Bell ExpressVu Limited Partnership (Bell ExpressVu)
Bell ExpressVu is a provider of digital home entertainment and broadcasts. At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu at carrying value to a partnership held 52% by us and 48% by BCE, in exchange for units in the partnership. The transaction resulted in an increase of $342 million in contributed surplus.
     Effective January 1, 2003, we started consolidating Bell ExpressVu’s results of operations. The table below shows the effect of the consolidation on our net assets.

2002

Current assets	73
Non-current assets, including:	991
Capital assets	649
Current liabilities	315
Non-current liabilities	227

Sale of the directories business
On November 29, 2002, we sold our print and electronic directories business for approximately $3 billion ($2.8 billion net of selling costs and after the acquisition of an approximate 10% interest in the acquisition vehicle) in cash. The net carrying value of the net assets of the directories business was $403 million at time of the sale. The directories business had total assets of $390 million, including $52 million in cash and cash equivalents, and total liabilities of $90 million. We recorded a pre-tax gain of $2.4 billion on the sale. We allocated $103 million of goodwill to the sale.

See Note 5, Other income, for more information about the sale of the directories business.

Bell Canada 2003 Financial Information   49

NOTE 3. BUSINESS ACQUISITIONS AND DISPOSITIONS (continued)

     On the day of the transaction, the buyers owned an approximate 90% equity interest in an acquisition vehicle that holds the directories business. Bell Canada indirectly acquired an approximate 10% interest in the acquisition vehicle for approximately $91 million. It is accounted for under the cost method.
     Before the sale closed, we and BCE completed a corporate reorganization. This resulted in the transfer of our directories business and BCE’s agreement to contribute Bell ExpressVu, as well as certain debt receivables and cash to a partnership. At the end of December, BCE transferred its interest in Bell ExpressVu. We own a 52% interest in the partnership and BCE owns 48%.
     The partnership distributed the net proceeds of the sale to its partners. A net distribution of $1.1 billion was made to BCE, which was partly used to help finance the repurchase of SBC Communications Inc.’s (SBC) remaining indirect interest in Bell Canada. We have used the balance of the proceeds distributed to us to reduce debt and for general corporate purposes.

Creation of Bell West Inc. (Bell West)
In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS) created Bell West by combining Bell Canada’s interests in the wireline assets of BCE Nexxia Inc. in Alberta and British Columbia with Bell Canada’s and MTS’s interests in Bell Intrigna Inc. Bell West provides telecommunications services in those two provinces and operates under the Bell brand.

MTS is publicly traded. Bell Canada owns 22% of MTS. MTS is a significantly influenced investment, which we account for under the equity method.

     The transaction was accounted for at the combined carrying values of the assets and liabilities. As a result of the transaction, Bell Canada owns 60% of Bell West and MTS owns 40%. The terms of the agreement between Bell Canada and MTS also included put and call options relating to MTS’s 40% interest in Bell West.
     On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004.

Creation of the Bell Nordiq Income Fund
In April 2002, Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund. The fund acquired a 37% interest in each of Télébec Limited Partnership (Télébec) and Northern Telephone Limited Partnership (Northern Telephone) from Bell Canada. Bell Canada retains management control over both partnerships and holds a 63% interest in each of them. Bell Canada received gross proceeds of $324 million and recorded a pre-tax gain of $222 million on this transaction.

NOTE 4. RESTRUCTURING AND OTHER CHARGES

2003

Restructuring of Xwave Solutions Inc.
Aliant recorded a pre-tax restructuring charge of $15 million ($4 million after taxes and non-controlling interest) in 2003. This was a result of a restructuring at its subsidiary, Xwave Solutions Inc. Costs associated with the restructuring include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. At December 31, 2003, the unpaid balance of this restructuring provision was $6 million. The restructuring is expected to be complete in 2004.

Bell Canada charges
In 2003, Bell Canada recorded other charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of the restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected. This was due to an increased redeployment of employees with Bell Canada.

2002

Streamlining and other charges at Bell Canada
Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after taxes). This included restructuring charges of $232 million and other charges of $70 million.

50    2003 Financial Information   Bell Canada

NOTE 4. RESTRUCTURING AND OTHER CHARGES (continued)

     The restructuring charges were mainly from streamlining our management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs.
     The restructuring was largely complete in 2003.
     Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

Pay equity settlement
On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA had filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.
     As a result of the settlement, Bell Canada recorded a charge of $79 million in the third quarter of 2002 ($45 million after taxes). The charge is equal to the $128 million cash payout, less a previously recorded provision. We are deferring and amortizing the related pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Write-down of Bell Canada’s accounts receivable
At the same time we were developing its new billing system, we adopted a new and more precise method for analysing receivables by customer and by service line. This method allows us to more accurately determine the validity of amounts that customers owe to us.
     The analysis indicated that a write-down of accounts receivable of $272 million ($177 million after taxes) was appropriate at June 30, 2002.
     Because these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.

NOTE 5. OTHER INCOME

	2003	2002

Net gains on investments	106	1,282
Interest income	87	31
Foreign currency gains	19	7
Other	5	(56)

Other income	217	1,264

     Net gains on investments of $106 million in 2003 were mainly from:

  a $120 million gain from the sale of a 3.66% interest in the directories business for net proceeds of $135 million in cash. Bell Canada’s retained interest in the directories business is 3.24%.
  a $14 million loss from the write-down of a number of our cost-accounted investments.

     Net gains on investments of $1,282 million in 2002 were mainly from:

  selling the directories business ($2.4 billion)
  writing down our investment in Teleglobe Inc. (Teleglobe) ($1.4 billion) to zero selling a 37% interest in each of Télébec and Northern Telephone when the Bell Nordiq Income Fund was created ($222 million).

Bell Canada 2003 Financial Information   51

NOTE 6. INTEREST EXPENSE

	2003	2002

Interest expense on long-term debt	900	787
Interest expense on other debt	45	52

Total interest expense	945	839

NOTE 7. INCOME TAXES

The table below is a reconciliation of income tax expense at Canadian statutory rates of 35.4% in 2003, 37.4% in 2002, and the amount of reported income tax expense in the statements of operations.

	2003	2002

Income taxes computed at statutory rates	1,100	1,434
Net gains on disposal of investments	(48)	(328)
Equity in net losses of significantly influenced companies	(8)	(24)
Large corporations tax	43	19
Savings from loss utilization transactions	(363)	(69)
Other	63	55

Total income tax expense	787	1,087

     The table below shows the significant components of income tax expense relating to earnings from continuing operations.

	2003	2002

Current income taxes	589	797
Future income taxes:
Recognition and utilization of loss carryforwards	180	–
Change in Canadian statutory rate	9	(6)
Change in temporary differences and other	9	296

Total income tax expense	787	1,087

     The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	2003	2002

Non-capital loss carryforwards	180	274
Capital loss carryforwards	12	23
Capital assets	(68)	(87)
Employee benefit plans	(298)	(255)
Investment tax credits	(18)	(42)
Other	91	111

Net future income taxes	(101)	24

Future income taxes are comprised of:
Future income tax asset – current portion	116	114
Future income tax asset – long-term portion	224	148
Future income tax liability – current portion	(13)	–
Future income tax liability – long-term portion	(428)	(238)

Net future income taxes	(101)	24

     At December 31, 2003, we had $515 million in non-capital loss carryforwards. We recognized a future tax asset of $180 million for financial reporting purposes on the non-capital loss carryforwards. $440 million expires in varying annual amounts until the end of 2010. $75 million expires in varying annual amounts from 2011 to 2023.
     At December 31, 2003, we had $347 million in capital loss carryforwards, all of which can be carried forward indefinitely. We:

  recognized a future tax asset of $12 million for financial reporting purposes on approximately $71 million of capital loss carryforwards did not recognize a future tax asset for financial reporting purposes on the balance.

52    2003 Financial Information   Bell Canada

NOTE 8. DISCONTINUED OPERATIONS

	2003	2002

Aliant’s remote communications segment	63	–
Aliant’s emerging business segment	(4)	–

Net gain from discontinued operations	59	–

The table below is a summarized statement of operations for the discontinued operations.

	2003	2002

Revenue	547	–

Operating gain from discontinued operations, before tax	26	–
Gain from discontinued operations, before tax	121	–
Income tax expense on operating gain	(7)	–
Income tax expense on gain	(16)	–
Non-controlling interest	(65)	–

Net gain from discontinued operations	59	–

ALIANT’S EMERGING BUSINESS SEGMENT

Effective May 2003, we started presenting the financial results of Aliant’s emerging business segment as discontinued operations.
     Aliant’s emerging business segment consisted mainly of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. iMagicTV Inc. is a software development company that provides broadband TV software and solutions to service providers around the world. Prexar LLC is an Internet services provider. AMI Offshore Inc. provides process and systems control technical services, and contracts manufacturing solutions to offshore oil and gas and other industries.
     Almost all of the assets of Aliant’s emerging business segment were sold at December 31, 2003.

ALIANT’S REMOTE COMMUNICATIONS SEGMENT

Effective December 2003, we started presenting the financial results of Aliant’s remote communications segment as discontinued operations.
     Aliant’s remote communications segment consisted of Aliant’s 53.2% investment in Stratos. Stratos offers Internet Protocol (IP), data and voice access services through a range of newly emerging and established technologies, including satellite and microwave, to customers in remote locations.
     In December 2003, Aliant completed the sale of Stratos, after receiving the required regulatory approvals. Aliant received $340 million ($320 million net of selling costs) in cash for the sale. At the time of the sale, the net carrying value of Stratos’ net assets was $215 million. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million. The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

NOTE 9. ACCOUNTS RECEIVABLE

	2003	2002

Trade accounts receivable	1,642	1,702
Other accounts receivable	282	408
Allowance for doubtful accounts	(213)	(149)

	1,711	1,961

SECURITIZATION OF ACCOUNTS RECEIVABLE

Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $900 million in cash, under a revolving sales agreement that came into effect on December 12, 2001. The agreement expires on December 12, 2006. Bell Canada had a retained interest of $128 million in that pool of accounts receivable at December 31, 2003. This is equal to the amount of overcollateralization in the receivables transferred.
     Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $130 million in cash, under a revolving sales agreement that came into effect on December 13, 2001. The agreement expires on December 13, 2006. Aliant had a retained interest of $29 million in that pool of accounts receivable at December 31, 2003.

Bell Canada 2003 Financial Information   53

NOTE 9. ACCOUNTS RECEIVABLE (continued)

     Bell Canada and Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables that is securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers do not pay amounts owed on time.
     In 2003, we recognized a pre-tax loss of $33 million on the revolving sale of accounts receivable for the combined securitizations, compared to $27 million in 2002.
     The table below shows balances for the combined securitizations at December 31, 2003 and the assumptions that were used in the model on the date of transfer and at December 31, 2003. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	Range	2003	2002

Securitized interest in accounts receivable		1,030	1,035
Retained interest		157	154
Servicing liability		1.4	1.5
Average accounts receivable managed		1,265	1,150
Assumptions
Cost of funds	2.99%-3.51%	3.22%	2.76%
Average delinquency ratio	6.18%-7.65%	7.58%	6.01%
Average net credit loss ratio	0.90%-1.02%	0.95%	0.84%
Weighted average life (in days)	35-37	35	38
Servicing fee liability	2.00%	2.00%	2.00%

     The table below is a summary of certain cash flows received from and paid to the trusts during the year.

	2003	2002

Collections reinvested in revolving sales	13,612	12,651
Increase (decrease) in sale proceeds	(5)	10

NOTE 10. CAPITAL ASSETS

			2003			2002

	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Telecommunications
assets	35,942	22,920	13,022	33,959	21,309	12,650
Machinery and
equipment	4,636	2,497	2,139	4,859	2,676	2,183
Buildings	2,415	1,260	1,155	2,428	1,251	1,177
Plant under construction	841	–	841	1,011	–	1,011
Land	78	–	78	78	–	78
Other	308	115	193	131	31	100

Total property, plant
and equipment	44,220	26,792	17,428	42,466	25,267	17,199
Finite-life intangible assets	2,888	1,046	1,842	2,562	1,113	1,449

Total capital assets	47,108	27,838	19,270	45,028	26,380	18,648

     The cost of assets under capital leases was $391 million at December 31, 2003 and $486 million at December 31, 2002. The net book value of these assets was $206 million at December 31, 2003 and $322 million at December  31, 2002.
     Amortization of capital assets was $2,957 in 2003 and $2,396 million in 2002. Retirements charged to accumulated amortization were $443 million in 2003 and $879 million in 2002.

54    2003 Financial Information   Bell Canada

NOTE 11. OTHER LONG-TERM ASSETS

	Notes	2003	2002

Accrued benefit asset	20	2,080	1,965
Future income taxes	7	224	148
Investments at equity		381	570
Investments at cost		61	95
Note receivable from parent company		498	498
Long-term notes and other receivables		59	44
Other		223	245

Total other long-term assets		3,526	3,565

     The amount of Investments at equity includes implicit goodwill of $171 million at December 31, 2003 and $178 million at December 31, 2002. Amortization of deferred charges was $13 million in 2003 and $5 million in 2002.

NOTE 12. INDEFINITE-LIFE INTANGIBLE ASSETS

2003

Intangible assets, December 31, 2002	772
Capitalized interest	24

Intangible assets, December 31, 2003	796

Consisting of:
Spectrum licences	778
Cable licences	18

Total	796

NOTE 13. GOODWILL

2003

Balance – December 31, 2002	1,543
Additions	43

Balance – December 31, 2003	1,586

NOTE 14. DEBT DUE WITHIN ONE YEAR

	Note	Weighted-average interest rate	Weighted-average maturity	2003	2002

Note payable to BCH				–	975

Bank advances		3.31%	n/a	18	97
Notes payable		3.05%	30 days	14	124
Long-term debt due within one year	15			1,133	1,616

Total debt due within one year				1,165	1,837

     The note payable to Bell Canada Holdings (BCH) was a promissory note that was repaid in 2003 using proceeds from capital contributions from BCH. BCH is Bell Canada’s parent company.
     We expect to repay debt due within one year with funds generated internally or by refinancing it.
     The conditions of some of the credit agreements require us to meet specific financial ratios and to place restrictions on acquiring capital assets and paying dividends. We are in compliance with all conditions and restrictions.

Bell Canada 2003 Financial Information   55

NOTE 15. LONG-TERM DEBT

	Note	Weighted-average interest rate	Maturity	2003	2002

Bell Canada
Debentures and notes (a)		7.36%	2004-2054	8,789	9,609
Subordinated debentures		8.21%	2026-2031	275	275
Capital leases (b)		6.90%	2004-2015	891	671
Other				212	220

Total – Bell Canada				10,167	10,775

Aliant
Debentures, notes and bonds (c)		7.86%	2004-2025	985	1,058
Other				5	6

Total – Aliant				990	1,064

Total debt				11,157	11,839
Less: Amount due within one year	14			(1,133)	(1,616)

Long-term debt				10,024	10,223

BELL CANADA

(a)	All debentures and notes are unsecured. They include U.S.$200 million maturing in 2006 and U.S.$200 million maturing in 2010, which have been swapped into Canadian dollars. $375 million of long-term debt includes call options that allow for early repayment of the principal amounts when certain premiums are paid. On March 1, 2004, Bell Canada redeemed its $125 million Series DU debentures at 101% of the principal amount. The original maturity date of these debentures was March 1, 2011. They had an interest rate of 9.45%.

(b)	Includes capital leases of $75 million in 2003 and $71 million in 2002, net of loans receivable of $300 million in 2003 and $319 million in 2002. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $399 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans receivable, were originally issued for U.S.$39 million and have been swapped into Canadian dollar obligations. In addition, we had a capital lease obligation of $420 million at December 31, 2003 ($245 million at December 31, 2002) due to Telesat Canada, an affiliated company under common control. BCE owns 100% of Telesat Canada.

ALIANT

(c)	All debentures and notes are unsecured. The bonds ($185 million in 2003 and $193 million in 2002) are secured by deeds of trust and mortgage, and by supplemental deeds. These deeds consist of a first fixed and specific mortgage, a pledge and charge on all of Aliant Telecom Inc.’s real and immovable property and equipment, and a floating charge on all other present and future property of Aliant Telecom Inc.

RESTRICTIONS

Certain debt agreements:

  require us to meet specific financial ratios
  impose covenants, maintenance tests and new issue tests.

     We are in compliance with all conditions and restrictions.

56   2003 Financial Information   Bell Canada

NOTE 16. OTHER LONG-TERM LIABILITIES

	Notes	2003	2002

Accrued benefit liability	20	1,292	1,266
Future income taxes	7	428	238
Deferred revenue and gains on assets		71	98
Deferred contract payments	23	301	–
Other		590	513

Total other long-term liabilities		2,682	2,115

NOTE 17. FINANCIAL INSTRUMENTS

USING DERIVATIVES

We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE common shares. We do not use derivative instruments for speculative purposes. Because we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2003:

  cross-currency swaps, interest rate swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt forward contracts on BCE common shares that hedge the fair value exposure related to SCPs.
See Note 9, Accounts receivable, for a description of the receivables securitization agreements that are outstanding.

CREDIT RISK

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.
     We expect that they will be able to meet their obligations because we deal only with highly rated institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
     There was no credit risk relating to derivative instruments at December 31, 2003.
     We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.

CURRENCY EXPOSURES

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. Derivatives that qualify for hedge accounting are marked to current rates, as is the underlying hedged item.
     The principal amount to be received under currency contracts was U.S.$519 million at December 31, 2003. The principal amount to be paid under these contracts was $776 million at December 31, 2003.

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. We have entered into an interest rate swap with a notional amount of $100 million, maturing in 2011. We pay interest at a rate equal to a three-month bankers’ acceptance floating interest rate plus 2.1%. We receive interest at a rate of 6.8%.
     We also have issued swaptions for the right to enter into interest rate swap transactions for a notional amount of $90 million. If exercised, these swaptions will involve the payment of fixed interest rates of 10.5% and 11% in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.

Bell Canada 2003 Financial Information   57

NOTE 17. FINANCIAL INSTRUMENTS (continued)

FAIR VALUE

Fair value is the amount at which a financial instrument could be exchanged between willing parties, based on the current market for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.
     These estimates are significantly affected by our assumptions for the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
     The carrying value of all financial instruments approximates fair value, except for those noted in the table below.

			2003		2002

	Note	Carrying value	Fair value	Carrying value	Fair value

Investment in Nortel (a)		12	27	12	12

Long-term debt due within one year		1,133	1,147	1,616	1,668
Long-term debt		10,024	11,669	10,223	11,437
Derivative financial instruments, net assets (liability) position:
Forward contracts hedge of SCPs	19	(19)	(21)	(32)	(35)
Currency contracts (b)		(92)	(95)	30	35
Interest rate swaps		(9)	(25)	–	1

(a)	We have designated 3 million of our approximately 5 million Nortel common shares to manage our exposure to outstanding rights to SCPs. See Note 19, Stock-based compensation plans, for more information.

(b)	Currency contracts include cross-currency interest rate swaps and foreign currency forward contracts. Some of the cross-currency interest rate swaps are economic hedges that do not qualify for hedge accounting. We carry these at fair value.

NOTE 18. SHARE CAPITAL

(I) PREFERRED SHARES
Bell Canada’s articles of incorporation provide for an unlimited number of Class A Preferred Shares and Class B Preferred Shares. The terms set out in the articles authorize Bell Canada’s directors to issue Class A Preferred Shares in one or more series and to set the number of shares and conditions of each series.

The table below is a summary of the principal terms of Bell Canada’s Class A Preferred Shares. There were no Class B Preferred Shares issued and outstanding at December 31, 2003. Bell Canada’s articles of incorporation describe the terms and conditions of these shares in detail.

						Number of shares		Stated capital

Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Authorized	Issued and outstanding	At December 31 2003 2002

15	5.50%	Series 16	Feb. 1, 2005	Feb. 1, 2005	$25.00	24,000,000	16,000,000	400	400
16	fixed	Series 15	Feb. 1, 2010	Feb. 1, 2010	$25.00	24,000,000	–	–	–
17	5.25%	Series 18	May 1, 2006	May 1, 2006	$25.00	22,000,000	14,000,000	350	350
18	floating	Series 17	May 1, 2011	At any time	$25.50	22,000,000	–	–	–
19	5.55%	Series 20	Aug. 1, 2006	Aug. 1, 2006	$25.00	22,000,000	14,000,000	350	350
20	floating	Series 19	Aug. 1, 2011	At any time	$25.50	22,000,000	–	–	–

								1,100	1,100

VOTING RIGHTS

All of the issued and outstanding preferred shares at December 31, 2003 were non-voting, except under special circumstances when the holders were entitled to one vote per share.

ENTITLEMENT TO DIVIDENDS

Holders of Series 15 shares are entitled to fixed cumulative quarterly dividends until February 1, 2005. Starting on February 1, 2005, they will be entitled to floating adjustable cumulative monthly dividends.
     Holders of Series 17 and 19 shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in Bell Canada’s articles of incorporation.

58   2003 Financial Information   Bell Canada

NOTE 18. SHARE CAPITAL (continued)

     If Series 16 shares are issued, their holders will be entitled to fixed cumulative quarterly dividends. The dividend rate on these shares will be reset every five years, as set out in Bell Canada’s articles of incorporation.
     If Series 18 and 20 shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

CONVERSION FEATURES

All of the issued and outstanding preferred shares at December 31, 2003 are convertible at the holder’s option into another series of preferred shares on a one-for-one basis.

REDEMPTION FEATURES

Bell Canada may redeem Series 15 shares on the redemption date at $25 per share and at any time after that date at $25.50 per share.
     Bell Canada may redeem Series 17 and 19 shares on the redemption date and every five years after that date.
     If Series 16 shares are issued, Bell Canada may redeem them on the redemption date and every five years after that date.
     If Series 18 and 20 shares are issued, Bell Canada may redeem them at any time.

(II) EQUITY-SETTLED NOTES

In May 2003, Bell Canada simplified its capital structure and the capital structure of its parent company, BCH. It did this by carrying out certain transactions, including Bell Canada’s repayment of $2,068 million in equity-settled notes that were payable to BCH.

(III) COMMON SHARES

Bell Canada’s articles of incorporation provide for an unlimited number of voting common shares.

The table below provides details about the outstanding common shares of Bell Canada.

		2003		2002

	Number of shares	Stated capital	Number of shares	Stated capital

Outstanding, beginning of year	355,346,988	4,264	348,316,829	4,673
Transfer from contributed surplus		3,338
Shares issued	–	–	7,030,159	566
Capital distribution	–	–	–	(975)

Outstanding, end of year	355,346,988	7,602	355,346,988	4,264

(IV) CONTRIBUTED SURPLUS

	2003	2002

Balance, beginning of year	815	367
Capital contribution by BCH	3,043	296
Transfer to common shares	(3,338)	–
Related party transactions	–	142
Compensation cost for stock options	15	10
Other	(23)	–

Balance, end of year	512	815

Bell Canada 2003 Financial Information   59

NOTE 19. STOCK-BASED COMPENSATION PLANS

EMPLOYEE SAVINGS PLANS

ESPs are designed to encourage employees of Bell Canada and its participating subsidiaries to own shares of BCE. Each year, employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions to buy BCE common shares. In some cases, the employer may also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentages. For Bell Canada, employees can contribute 10% to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (shares issued from treasury). BCE chooses the method the trustee uses to buy the shares.
     There were 34,596 employees participating in the plans at December 31, 2003. The total number of common shares bought for employees was 6,047,494 in 2003. Compensation expense related to ESPs was $36 million in 2003 and $41 million in 2002.

STOCK OPTIONS

Under BCE’s long-term incentive programs, BCE may grant options to key employees to buy BCE common shares. The subscription price is usually equal to the market value of the shares on the last trading day before the grant comes into effect.
     In general, the right to exercise options vests or accrues by 25% a year for four years of continuous employment from the day of grant, unless a special vesting period applies. Options usually become exercisable when they vest and can be exercised for a period of up to 10 years. Special vesting provisions may apply if:

  there is a change of control of BCE and the option holder’s employment ends under certain circumstances
  BCE’s ownership interest in Bell Canada falls below the percentage set out in the program.

     When the Nortel common shares were distributed in May 2000, each outstanding BCE stock option was cancelled and was replaced by two new stock options. The first option gives the holder the right to buy one BCE common share. The second option gives the holder the right to buy approximately 1.57 post-split common shares of Nortel (Nortel option) at exercise prices that maintain the holder’s economic position.
     The table below is a summary of the status of our portion of BCE’s stock option programs.

		2003		2002

	Number of shares	Weighted-average exercise price ($)	Number of shares	Weighted-average exercise price ($)

Outstanding, beginning of year	12,550,221	$33	9,484,618	$33
Granted	3,994,202	$28	4,504,589	$31
Exercised	(294,677)	$17	(265,331)	$13
Expired/forfeited	(710,005)	$32	(1,173,655)	$33
Transfers in/out	230,012	$32

Outstanding, end of year	15,769,753	$32	12,550,221	$33

Exercisable, end of year	5,239,055	$36	2,871,075	$34

     The table below tells you more about our portion of BCE’s stock option programs at December 31, 2003.

		Options outstanding		Options exercisable

Range of exercise price	Number	Weighted-average remaining life	Weighted-average exercise price $	Number	Weighted-average exercise price $

Below $20	1,329,010	5 years	$15	434,010	$13
$20 – $30	4,937,111	9 years	$28	288,326	$27
$30 – $40	5,316,775	8 years	$34	1,969,037	$35
Over $40	4,186,857	7 years	$41	2,547,682	$41

	15,769,753		$32	5,239,055	$36

60    2003 Financial Information   Bell Canada

NOTE 19. STOCK-BASED COMPENSATION PLANS (continued)

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

	2003	2002

Compensation cost (in $ millions)	15	10
Number of stock options granted	3,994,202	4,504,589
Weighted-average fair value per option granted ($)	6	7
Assumptions:
Dividend yield	3.6%	3.3%
Expected volatility	30%	30%
Risk-free interest rate	4.0%	4.5%
Expected life (years)	4.5	4.4

SPECIAL COMPENSATION PAYMENTS

Before 2000, when BCE granted options to officers, vice-presidents and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
     When the distribution of Nortel common shares was made in 2000, the outstanding options were divided into options to buy BCE common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
     For each right to an SCP held before the distribution, right holders now have rights related to both BCE and Nortel common shares.
     To manage the cost of SCPs, we:

  entered into forward contracts to hedge our exposure to outstanding rights related to options on BCE common shares designated approximately three million Nortel common shares to hedge our exposure to outstanding rights related to the options on the Nortel common shares.

     The number of SCPs outstanding at December 31, 2003 was:

  1,332,540 relating to BCE common shares
  1,627,868 relating to Nortel common shares.

     All of the outstanding SCPs covered the same number of shares as the options they related to. It is the employer’s responsibility to make the payments under the SCPs. The income related to SCPs was $20 million in 2003 and $15 million in 2002. These include recoveries of SCP expense previously established of $32 million in 2003 and $59 million in 2002 relating to forfeitures of SCPs.

Bell Canada 2003 Financial Information   61

NOTE 20. EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for almost all of our employees.

COMPONENTS OF ACCRUED BENEFIT ASSET (LIABILITY)

The table below shows the change in benefit obligations, change in fair value of plan assets and the funded status of the plans.

		Pension benefits		Other benefits

	Notes	2003	2002	2003	2002

Accrued benefit obligation, beginning of year		11,315	9,832	1,611	1,288
Current service cost		209	184	30	31
Interest cost on accrued benefit obligation		724	631	104	83
Actuarial (gains) losses		479	(89)	(53)	162
Benefits payments		(693)	(560)	(87)	(73)
Employee contributions		2	2	–	–
Business combinations	3	–	1,405	–	160
Special termination costs	4	(27)	122	–	–
Plan amendment	4	–	50	2	–
Divestitures and other	3	(68)	(262)	(11)	(40)

Accrued benefit obligation, end of year		11,941	11,315	1,596	1,611

Fair value of plan assets, beginning of year		11,068	11,561	125	134
Actual return (loss) on plan assets		1,523	(759)	8	1
Benefits payments		(693)	(560)	(87)	(73)
Employer contribution		142	5	87	72
Employee contribution		2	2	–	–
Business combinations	3	–	1,107	–	–
Divestitures and other	3	(47)	(288)	–	(9)

Fair value of plan assets, end of year(1)		11,995	11,068	133	125

Plan surplus (deficit)		54	(247)	(1,463)	(1,486)
Unamortized net actuarial (gains) losses		1,896	2,076	(60)	(16)
Unamortized past service costs		83	94	2	–
Unamortized transitional (asset) obligation		(54)	(97)	330	367
Other		–	–	–	8

Accrued benefit asset (liability), end of year		1,979	1,826	(1,191)	(1,127)

Accrued benefit asset included in other long-term assets		2,080	1,965	–	–
Accrued benefit liability included in other long-term liabilities		(101)	(139)	(1,191)	(1,127)

(1)  The market-related value of pension plan assets was $12,435 million at December 31, 2003 and $11,998 million at December 31, 2002.

     For pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $2,412 million at December 31, 2003 and $2,405 million at December 31, 2002 the fair value of plan assets was $1,803 million at December 31, 2003 and $1,723 million at December 31, 2002.

     For pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was $9,529 million at December 31, 2003 and $8,910 million at December 31, 2002 the fair value of plan assets was $10,192 million at December 31, 2003 and $9,345 million at December 31, 2002.

62   2003 Financial Information   Bell Canada

NOTE 20. EMPLOYEE BENEFIT PLANS (continued)

COMPONENTS OF NET BENEFIT PLANS COST (CREDIT)

The table below shows the net benefit plans cost (credit) before and after recognizing its long-term nature. The recognized net benefit plans cost (credit) reflects the amount reported in the statement of operations and is calculated according to our accounting policy.

		Pension benefits			Other benefits

	2003	2002	2001	2003	2002	2001

Current service cost	209	184	168	30	31	27
Interest cost on accrued benefit obligation	724	631	607	104	83	90
Actual (return) loss on plan assets	(1,523)	759	(462)	(8)	(1)	(9)
Past service costs arising during period	–	50	46	2	–	–
Actuarial loss (gain) on accrued benefit obligation	479	(89)	686	(53)	162	(96)

Elements of employee future benefit plans cost (credit), before recognizing its long-term nature	(111)	1,535	1,045	75	275	12

Excess (deficiency) of actual return over expected return	630	(1,725)	(549)	(1)	(10)	(3)
Deferral of amounts arising during period:
Past service costs	–	(50)	(46)	(2)	–	–
Actuarial (loss) gain on accrued benefit obligation	(479)	89	(686)	53	(162)	96
Amortization of previously deferred amounts:
Past service costs	9	6	11	–	–	–
Net actuarial (gains) losses	13	1	(3)	–	–	(5)
Transitional (asset) obligation	(43)	(47)	(48)	36	38	38

Adjustments to recognize long-term nature of employee future benefit plans cost (credit)	130	(1,726)	(1,321)	86	(134)	126

Other	1	–	–	–	–	–

Net benefit plans cost (credit), recognized	20	(191)	(276)	161	141	138

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost (credit). These assumptions are long term, which is consistent with the nature of employee benefit plans.

		Pension benefits			Other benefits

	2003	2002	2001	2003	2002	2001

At December 31
Accrued benefit obligation Discount rate, end of year	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Rate of compensation increase, end of year	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
For the year ended December 31
Net benefit plans cost (credit)
Discount rate, end of preceding year	6.5%	6.5%	7.0%	6.5%	6.5%	7.0%
Expected return on plan assets, end of preceding year	7.5%	8.3%	8.8%	7.5%	8.3%	8.8%
Rate of compensation increase, end of preceding year	3.5%	3.5%	4.0%	3.5%	3.5%	4.0%

Bell Canada 2003 Financial Information   63

NOTE 20. EMPLOYEE BENEFIT PLANS (continued)

 We assumed the following trend rates in health-care costs:

  a 4.5% annual rate of increase in the cost per person of covered health-care benefits for 2003 and the foreseeable future a 10.5% annual rate of increase in the cost of medication for 2003 with a gradual decline to 4.5% over six years.

     Assumed trend rates in health-care costs have a significant effect on the amounts reported for the health-care plans. The table below, for example, shows the effect of a 1% change in the assumed trend rates in health-care costs.

	1% increase	1% decrease

Effect on other benefits – total service and interest cost	15	(13)
Effect on other benefits – accrued obligation	162	(139)

PENSION PLAN ASSETS

The table below shows the allocation of our pension plan assets at December 31, 2003 and 2002, target allocation for 2003 and expected long-term rate of return by asset class.

	Weighted-average target allocation	Percentage of plan assets at December 31		Weighted-average expected long-term rate of return

Asset category	2003	2003	2002	2003

Equity securities	45% – 65%	56%	58%	9.0%
Debt securities	35% – 55%	44%	42%	5.5%

Total		100%	100%	7.5%

     Equity securities included approximately $110 million of BCE common shares or 0.9% of total plan assets at December 31, 2003, and approximately $122 million of BCE common shares or 1.1% of total plan assets at December 31, 2002.
     Debt securities included approximately $107 million of BCE and affiliates’ debentures or 0.9% of total plan assets at December 31, 2003, and $108 million or 1.0% of total plan assets at December 31, 2002.
     The maturities of debt securities ranged from zero to 39 years, with a weighted-average maturity of 11 years at December 31, 2003. They ranged from zero to 40 years, with a weighted-average maturity of 10 years at December 31, 2002.

PROJECTED CASH FLOWS

We are responsible for adequately funding our pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. The table below shows the amounts we contributed to the pension benefit plans in 2003.

	Minimum funding requirements	Discretionary funding	Total funding

			2003

Aliant	70	55	125
Bell Canada	11	6	17

Total employer contributions	81	61	142

     We expect to contribute $89 million to the pension plans in 2004. Because we do not fund the other employee future benefit plans, the total $87 million paid in 2003 represents payments made to beneficiaries under these plans. We expect to pay $84 million under these plans in 2004.

64   2003 Financial Information   Bell Canada

NOTE 21. RELATED PARTY TRANSACTIONS AND BALANCES

The table below shows the type and amount of transactions we have with related parties. All of the transactions were part of our regular business and were agreed to by Bell Canada and the related parties.

	2003	2002

Purchase of equipment, supplies and services
CGI Group Inc. (CGI) (a)	391	416
BCE Emergis Inc. (BCE Emergis) (b)	89	140
Teleglobe (c)	–	123
Entourage Technology Solutions Inc. (Entourage) (d)	145	156
Aliant (e)	–	83
Nexxia U.S. (f)	–	132

Sale of equipment and services
CGI (a)	35	42
BCE Emergis (b)	103	141
Teleglobe (c)	–	11
Aliant (e)	–	86
Bell ExpressVu (g)	–	71
Entourage (d)	32	16

(a)	CGI is a joint venture of BCE. BCE owns 29.8% of the company.
(b)	BCE Emergis is a subsidiary of BCE. BCE owns 63.9% of the company.
(c)	As of May 15, 2002, Teleglobe is no longer a related party of Bell Canada because BCE stopped consolidating this subsidiary’s results and started accounting for the investment at cost. BCE indirectly held 100% of Teleglobe.
(d)	Entourage is an equity investment of Bell Canada. Bell Canada owns 33% of the company.
(e)	During 2002, Aliant was held as an equity investment. As of December 31, 2002, Aliant became a subsidiary of Bell Canada. Bell Canada owns 53.5% of Aliant.
(f)	During 2002, Nexxia U.S. was indirectly wholly-owned by BCE. Effective January 1, 2003, BCE transferred its ownership in Nexxia U.S. to Bell Canada.
(g)	During 2002, Bell ExpressVu was wholly-owned by BCE. As of December 31, 2002, Bell ExpressVu became a subsidiary of Bell Canada. BCE retains a 48% minority interest in Bell ExpressVu.

     The table below shows the type and amount of balances we have with related parties.

	2003	2002

Cash and cash equivalents: BCE	59	–
2373556 Canada Inc. (h)	–	850
Notes receivable from Bell Globemedia (i)	450	270
Accounts receivable	109	116
Note receivable from parent company	498	498
Accounts payable	56	92
Dividends payable to parent company	461	355
Note payable to parent company	–	975
Debt due within one year (j)	40	79
Long-term debt (j)	391	227

(h)	2373556 Canada Inc. is a wholly-owned subsidiary of BCE.
(i)	Bell Globemedia is a subsidiary of BCE. BCE owns 68.5% of the company.
(j)	Debt due within one year and long-term debt consist mainly of a capital lease obligation due to Telesat Canada, a wholly-owned subsidiary of BCE.

LOSS UTILIZATION TRANSACTIONS

Bell Canada realizes tax savings through loss utilization strategies. The transactions described below are all part of a tax loss consolidation strategy that follows the transaction steps laid out in advanced tax rulings.

BCE Emergis, 4122780 Canada Inc. and Bell Canada
In the first quarter of 2003, BCE Emergis, a subsidiary of BCE, advanced $1 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares from 4122780 Canada Inc., a wholly owned subsidiary of BCE Emergis. 4122780 Canada Inc. then advanced $1 billion to BCE Emergis through an interest-free subordinated demand loan.

Bell Canada 2003 Financial Information   65

NOTE 21. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

     For 2003, the interest rate on the loan was equal to 5.6% and the dividend rate on the preferred shares was equal to 3.9%. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right to offset the demand loan payable to BCE Emergis and the investment in preferred shares of 4122780 Canada Inc. Because we intend to do this, we have presented these items on a net basis. The related interest expense net of the dividend income is presented as interest expense and the equivalent amount of tax savings on the interest expense is presented as a reduction of the income tax expense.

BCE, 3787842 Canada Inc. and Bell Canada
In the fourth quarter of 2002, BCE advanced $12 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares from 3787842 Canada Inc., a wholly owned subsidiary of BCE. 3787842 Canada Inc. then advanced $12 billion to BCE through an interest-free subordinated demand loan.
     In the second quarter of 2003, BCE advanced an additional $7 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire more preferred shares in 3787842 Canada Inc. 3787842 Canada Inc. then advanced $7 billion to BCE through an interest-free subordinated demand loan.
     For 2003, the effective interest rate on the loans was equal to 5.5%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right to offset the demand loans payable to BCE and the investment in preferred shares of 3787842 Canada Inc. Because we intend to do this, we have presented these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend on common shares at the end of each quarter.

BCH, 4047974 Canada Inc. and Bell Canada
In the second quarter of 2002, BCH advanced $5 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares in 4047974 Canada Inc., a wholly owned subsidiary of BCH. 4047974 Canada Inc. then advanced $5 billion to BCH through an interest-free subordinated demand loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $2.5 billion in the first quarter of 2003, to $1.2 billion in the third quarter of 2003 and to $600 million in the fourth quarter of 2003.
     For 2003, the interest rate on the loan was equal to 4.5%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada Inc. Because we intend to do this, we have presented these items, and the related interest expense and dividend income, on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.

NOTE 22. COMMITMENTS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

The table below is a summary of our contractual obligations at December 31, 2003 that are due in each of the next five years and thereafter.

	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt (excluding capital leases)	999	965	482	611	906	6,298	10,261
Notes payable and bank advances	32	–	–	–	–	–	32
Capital leases	134	112	113	104	102	331	896
Operating leases	338	219	200	189	181	1,348	2,475
Commitments for capital expenditures	240	–	–	–	–	–	240
Other purchase obligations	539	362	333	284	157	275	1,950
Other long-term liabilities	–	47	55	64	61	74	301

Total	2,282	1,705	1,183	1,252	1,407	8,326	16,155

66    2003 Financial Information   Bell Canada

NOTE 22. COMMITMENTS AND CONTINGENCIES (continued)

Long-term debt and notes payable and bank advances include $28 million drawn under our committed credit facilities. They exclude $252 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $1,355 million.
     The imputed interest to be paid on capital leases is $390 million.
     Rental expense relating to operating leases was $315 million in 2003 and $244 million in 2002.
     Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Other purchase obligations consist mainly of contractual obligations under service contracts.
     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2003.
     At December 31, 2003, we had other long-term liabilities that were not included in the table. They consisted of an accrued benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

     We did not include deferred revenue and gains on assets because they do not represent future cash payments.

CRTC PRICE CAP DECISION

The Price Cap decision made a number of changes to the rules governing local service in Canada’s telecommunications industry. These rules will be in effect for four years. The CRTC has stated that it will initiate a Price Cap review in the final year of the regime and make modifications to the regulatory framework, as necessary. One of the changes resulting from the Price Cap decision was a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvements, reduced rates and/or rebates. We estimated our commitment relating to the deferral account to be approximately $160 million at December 31, 2003, which we expect to clear substantially in 2004 by implementing various initiatives.

LITIGATION

We become involved in various claims and litigation as a regular part of our business.
     While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

Bell Canada 2003 Financial Information   67

NOTE 23. GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions, which we describe below.

SALES OF ASSETS AND BUSINESSES

As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in, or in the interpretation of, laws and regulations (including tax legislation), valuation differences, litigation against the counterparties, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $2.1 billion in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. A total of $16 million has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in, or in the interpretation of, laws and regulations (including tax legislation) or litigation against the counterparties.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $204 million in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in, or in the interpretation of, laws and regulations (including tax legislation) or litigation against the counterparties.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $11 million in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

OTHER TRANSACTIONS

As part of our transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in, or in the interpretation of, laws and regulations (including tax legislation) or litigation against the counterparties.
     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $26 million in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2003. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 24. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

	2003	2002

Interest paid on long-term debt	1,873	827
Income taxes paid (net of refunds)	205	667

68-79   2003 Financial Information   Bell Canada

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board and management believe that good corporate governance practices can help create and maintain shareholder value. As a result, we seek to attain high standards of corporate governance.
     The board has carefully reviewed our corporate governance practices and concluded that we comply with, and in some cases exceed, The Toronto Stock Exchange (TSX) guidelines for corporate governance. The board has also been reviewing our corporate governance practices against the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), related rules and regulation of the U.S. Securities and Exchange Commission (SEC) (related SEC rules), the Canadian Securities Administrators’ final rules relating to reporting issuers’ audit committees and certification of financial information (Canadian rules), as well as other initiatives in this area. In January 2004, the Canadian Securities Administrators published for comments best practices regarding corporate governance standards (Canadian initiative). It is anticipated that once the Canadian initiative is finalized, the TSX will revoke its current corporate governance guidelines. Although they are not finalized, we already meet most of the best practices proposed under the Canadian initiative. As new regulations come into effect, the Corporate Governance Committee (CGC) and the board will continue to review our corporate governance practices and make any appropriate changes.

HOW WE ARE MEETING THE TSX GUIDELINES

We fully comply with all of the TSX guidelines. The table below lists the TSX guidelines and tells you how we are meeting each one. In some cases, it also lists certain requirements under the Sarbanes-Oxley Act, related SEC rules, Canadian rules and Canadian initiative, which may differ from the TSX guidelines.

TSX guideline		Aligned	Our Corporate Governance Practices

1.

The board should explicitly assume responsibility for our stewardship.

The board has overall responsibility for managing and supervising our business in Bell Canada’s best interests. In doing so, the board acts in accordance with:
  the Canada Business Corporations Act, the Bell Canada Act, other laws that apply to telecommunications companies, as well as laws of general application
  Bell Canada’s articles of incorporation and by-laws
  Bell Canada’s administrative resolution
  the written charters of the board committees
  Bell Canada’s Code of Business Conduct and other internal policies.

The board approves all significant decisions, including:

  investments, expenditures and divestitures above certain dollar amounts upon recommendation of the Management Resources and Compensation Committee (MRCC), the appointment of officers.

The board also has procedures for:

  delegating authority for day-to-day business

  reviewing management’s performance.

And, as part of its overall stewardship responsibility, the board should assume responsibility for:

(a)	the adoption of a strategic planning process

The board approves our overall strategic direction and objectives during a key planning session. This session is held once a year, usually in November, at the same time that the business plan and budget are approved for the following year.

The board also approves our yearly corporate mandate, which includes the key objectives of our strategy and measurable financial and operating targets.

Any development that could affect our objectives and strategic direction would be reported to the board.

(b)	the identification of the principal risks of the business and ensuring implementation of appropriate systems to manage these risks

The audit committee reviews, reports and makes recommendations to the board on our processes for identifying and managing Bell Canada’s principal risks. These include risk management policies, internal control procedures and standards relating to risk management. The audit committee makes sure that these policies are implemented and reviewed regularly.

(c)	succession planning, including appointing, training and monitoring senior management

As part of its responsibilities, the board focuses on the integrity, quality, and continuity of management needed to achieve our corporate goals. The MRCC regularly reviews and reports to the board on:

  succession planning

  the appointment and development of all officers

  the performance of officers against our corporate mandate.

(d)	our communications policy

The board periodically approves communications plans for communicating with shareholders, employees, financial analysts, governments and regulatory authorities, the media, and the Canadian and international communities.

Bell Canada has a disclosure policy that also applies to BCE and Bell Canada’s subsidiaries that are not publicly traded. This policy ensures that our communications to the investment community, the media and the general public are timely, factual, accurate and broadly distributed in accordance with applicable laws. You will find the complete BCE and Bell Canada Disclosure Policy in the Governance section of BCE’s website at > www.bce.ca.

We have developed procedures for receiving feedback from the investment community, and we have a toll-free number for shareholder inquiries (1-888-932-6666) and for investor and general inquiries (1-800-339-6353). We also have detailed information about BCE and Bell Canada’s business on BCE’s website at www.bce.ca.

Finally, there is regular communication with the investment community and the media to explain our results and to answer questions. This includes meetings, conferences, press releases and quarterly conference calls. BCE’s quarterly financial results conference calls, which include a detailed discussion of Bell Canada’s results, are broadcast live on BCE’s website at www.bce.ca.

(e)	the integrity of our internal control and management information systems.

As a public company, we are required to have an audit committee. The audit committee assesses whether our internal controls are adequate and effective by:

  reviewing Bell Canada’s policies

  monitoring compliance

  approving recommendations for changes.

It also makes sure that we have processes for identifying and managing risks. This includes making sure that we comply with our conflict of interest policy.

The audit committee’s responsibilities have increased as a result of the recent enactment of the Sarbanes-Oxley Act, related SEC rules and Canadian rules. The new regulations require the Chief Executive Officer and the Chief Financial Officer to certify each year that they have disclosed the following to the external auditors and to the audit committee:

  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect our ability to record, process, summarize and report financial information any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

BCE established a financial controls project to make sure that we comply with these new regulations.

Finally, BCE has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are applicable to all of BCE’s subsidiaries, including Bell Canada.

SEC rules
 The SEC rules require disclosure on whether or not and, if not, the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the Chief Executive Officer, Chief Financial Officer, Controller and Treasurer.

All of our employees, directors and officers must follow the Bell Canada Code of Business Conduct, which provides guidelines for ethical behaviour. The Bell Canada Code of Business Conduct includes additional guidelines for the Chief Executive Officer, the Chief Financial Officer, the Controller and the Treasurer.

2.

A majority of directors should be “unrelated” (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests).

The application of the definition of “unrelated” director is the responsibility of the board which will be required to disclose on an annual basis whether it has a majority of “unrelated” directors and the analysis of the application of the principles supporting this conclusion.

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The board, on the recommendation of the CGC, is responsible for determining whether or not each director is unrelated. To achieve this, the board analyses all of the relationships each director has with BCE, Bell Canada and their subsidiaries. To assist in this analysis, the board adopted director independence standards. These standards are available in the Governance section of BCE’s website at www.bce.ca. In general, a director who meets these standards and who does not otherwise have a material relationship with BCE or Bell Canada would be considered unrelated under the TSX guidelines.

Based on the information provided by each director, and having considered the independence standards mentioned above, the board determined that 13 of its 14 directors do not have a material relationship with BCE or Bell Canada and are considered to be unrelated under the TSX guidelines. Mr. Michael J. Sabia, the Chief Executive Officer, is considered as such to be a related director under the TSX guidelines.

Beginning in November 2004, a three-year “look-back” will be applicable under our independence standards. As a result, Mr. Brian M. Levitt and Mr. Paul M. Tellier will no longer be considered unrelated and independent under our standards given that:

  Mr. Levitt is a partner with Osler, Hoskin & Har-court, a law firm that provides legal services to BCE, Bell Canada and their subsidiaries. Legal fees paid to the firm in 2002 exceeded the threshold amount set forth in the independence standards adopted by the board.

  Mr. Tellier’s son was the President and Chief Executive Officer of Bell Actimedia Inc., which was until November 2002 an indirect wholly-owned subsidiary of Bell Canada

Mr. Levitt and Mr. Tellier, who both make valuable contributions to the board, may again qualify as unrelated and independent directors under our standards beginning in 2006. At all times, a majority of the board will be unrelated under the TSX guidelines. Furthermore, in May 2004, Mr. Levitt and Mr. Tellier will step down from the MRCC so that the audit committee, the CGC and the MRCC will at all times be composed only of unrelated directors under the TSX guidelines and independent directors under our standards.

Bell Canada’s common shares are not listed on any stock exchange or similar market for securities. Bell Canada has three series of preferred shares listed on the TSX (Series 15, 17 and 19). Such preferred shares are non-voting and there are no other shareholders holding voting securities of Bell Canada besides BCE Inc. (which indirectly owns all of Bell Canada’s common shares).

3.

The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The members of the CGC are all unrelated directors. The CGC recommends for approval by the board nominees for election or appointment to the board. To help achieve this task, the CGC develops qualifications and criteria for the selection of directors.

The CGC monitors the effectiveness of the Chairman of the board, the board, the board’s committees and each director by conducting annual surveys of all directors.

Canadian initiative
The Canadian initiative recommends that a nominating committee be composed only of “independent” directors. The Canadian initiative also provides that the nominating committee must have a written charter that addresses the committee’s purpose and responsibilities, including:

  identify individuals qualified to become board members
  recommend to the board director nominees for the next annual meeting of shareholders.

The CGC performs the functions of a nominating committee. The CGC’s written charter addresses some of our additional corporate governance practices and certain recommendations of the Canadian initiative.

The CGC will monitor the development of the Cana-dian initiative and recommend to the board any appropriate changes to our corporate governance practices.

4.

The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.

As part of its charter, the CGC is required to survey every year all directors on the effectiveness and performance of the Chairman of the board, the board and the board’s committees, as well as individual directors. This is done primarily by distributing a set of questionnaires to each director and typically includes individual interviews with the Chairman of the CGC. The CGC also assesses the performance of each individual director.

The CGC is also responsible for administering the directors’ attendance policy. Under the policy, the Corporate Secretary must report to the CGC any director who did not attend at least 75% of board and committee meetings.

The CGC reviews each director’s attendance record and considers this when it recommends to the board nominee directors.

5.

We should provide, as an integral element of the process for appointing new directors, an orientation and education program for new directors.

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of our business. All directors have regular access to senior management to discuss board presentations and other matters of interest.

We also give directors a reference manual, which contains information about our history and current status, special legislation affecting us and our investments. This reference manual is updated regularly. It includes the Bell Canada Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the board and its committees, and a description of the duties and liabilities of directors. As part of its mandate, the CGC is also responsible for providing orientation and continuing education for all board members. During their regularly scheduled board meetings, directors are given presentations on various aspects of our business.

6.

The board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision-making.

The board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively.

Directors are chosen for their ability to contribute to the broad range of issues that the board must deal with. The board reviews each director’s contribution through the CGC and determines whether the board’s size allows it to function efficiently and effectively.

The board believes that its current size and range of skills promote effectiveness and efficiency.

7.

The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.

Each year, the CGC reviews how directors are compensated for serving on the board and its committees. It compares their compensation to that of similar companies and recommends any changes to the board.

Our directors are all directors of BCE. Since 2002, BCE has a “flat” fee policy regarding director’s compensation whereby BCE directors do not get any additional compensation for sitting on the board of BCE’s subsidiaries, including Bell Canada.

8.

Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated.

Each committee of the board consists only of non-management directors, all of whom are unrelated.

Canadian rules and Canadian initiative
The Canadian initiative recommends that the compensation (the MRCC) and the nominating (the CGC) committees be composed only of “independent” directors. In addition, the Canadian rules require not only that the audit committee be composed only of “independent” directors, but also that audit committee members accept directly or indirectly no consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE, Bell Canada or any of their subsidiaries.

None of the members of the audit committee has directly or indirectly accepted any consulting, advisory or other compensatory fee (other than ordinary director fees) from BCE, Bell Canada or any of their subsidiaries.

9.

The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.

This committee would, among other things, be responsible for the response to the TSX Corporate Governance Guidelines.

The CGC:

  makes recommendations to the board about how to respond to the corporate governance guidelines of the TSX and other securities regulatory authorities monitors existing and emerging best practices regarding corporate governance matters develops our approach for dealing with corporate governance issues.

10.

The board, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities.

The board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

The responsibilities of the board and of the Chief Executive Officer are set out in our policy on authorizations. It also lists the kinds of transactions that management can carry out without getting approval from the board. Any corporate action that is not specifically authorized under the policy requires approval from the board.

The Chief Executive Officer is responsible for our corporate objectives, which are set out each year in our corporate mandate. The board approves the corporate mandate early each year.

Periodically, the board and the MRCC review the Chief Executive Officer’s performance against the strategic business objectives and measurable financial and operating targets set out in our corporate mandate.

11.

The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to:

  appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities,

or

  assign this responsibility to a non-management director, sometimes referred to as the lead director.

Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.

The current Chairman of the board is not an executive officer of BCE, Bell Canada or their subsidiaries.

When the Chairman is an executive officer, the board will name one of the other directors “lead director”. The lead director is responsible for making sure that the board functions independently of management.

At each regularly scheduled board meeting, the directors meet without management. The board also meets without the Chief Executive Officer when his performance and compensation are being discussed.

Directors can add items to the agenda for board meetings. The agendas are distributed in advance of the meetings. The Chairman of each committee is responsible for the agendas of his or her committee meetings.

There is a process in place for receiving feedback from directors on how the board can operate more effectively. This includes questionnaires that the CGC distributes to directors.

12.

The audit committee should be composed only of non-management directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal controls. While it is management’s responsibility to design and implement an effective system of internal controls, it is the audit committee’s responsibility to ensure that management has done so.

The audit committee is composed only of unrelated directors. Its roles and responsibilities are set out in its written charter. The purpose of the audit committee is to assist the board in overseeing:

  the integrity of our financial statements and related information our compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of the internal auditor and external auditors management’s responsibility for reporting on internal controls.

Canadian rules
The Canadian rules require that:

  audit committees must have a minimum of three directors
  each member of the audit committee has no relationship that may affect his or her independence from management and the company each member of the audit committee should be knowledgeable about financial matters.

The audit committee and its members voluntarily meet all of these requirements.

Related SEC rules
The related SEC rules require disclosure as to whether or not, and if not the reasons why, the audit committee is comprised of at least one member who is a financial “expert” as defined in such related SEC rules.

The board has determined that the audit committee is composed of at least one financial expert, being its Chairman, Mr. T.C. O’Neill.

Sarbanes-Oxley Act, related SEC rules and Canadian rules
The Sarbanes-Oxley Act, the related SEC rules and the Canadian rules address the engagement of auditors as well as a pre-approval process for all non-audit services.

BCE’s auditor independence policy is applicable to all its subsidiaries, including Bell Canada, and, together with the audit committee’s written charter, govern all aspects of Bell Canada’s relationship with the external auditors. The audit committee is responsible for setting the policy, approving recommendations for changes and making sure that management complies with it.

The auditor independence policy includes a process for:

  determining whether various audit and other services the external auditors provide affect their independence identifying the services that external auditors may and may not provide (such as prohibited vs permitted services)
  pre-approving all services to be provided by the external auditors establishing guidelines for engaging former employees of the external auditors.

13.

The board should implement a system to enable an individual director to engage an outside advisor, at our expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The board and each committee may hire outside advisors at our expense. Individual directors may also hire outside advisors if it is appropriate and the CGC approves it.

80    2003 Financial Information    Bell Canada

BOARD OF DIRECTORS

Richard J. Currie, C.M.
Toronto, Ontario
Chairman of the board, BCE Inc. and Bell Canada. A director since May 2002 and chairman of the corporate governance committee.
Chairman of Telesat Canada.

Michael J. Sabia
Montréal, Québec
President and Chief Executive Officer and a director, BCE Inc.
Chief Executive Officer, Bell Canada.
A director since July 2000. Chairman of the board of BCE Emergis Inc. and Bell Globemedia Inc.
A director of Bell ExpressVu Inc., Bell Mobility Holdings Inc., CGI Group Inc. and Telesat Canada.

André Bérard, O.C.
Montréal, Québec
Corporate Director and Chairman of the board, National Bank of Canada.*
A director since January 2003 and a member of the pension fund committee. A director of BCE Inc. and Telesat Canada.

Ronald A. Brenneman
Calgary, Alberta
President and Chief Executive Officer and a director, Petro-Canada.
A director since November 2003 and a member of the management resources and compensation committee. A director of BCE Inc. and Telesat Canada.

Anthony S. Fell, O.C.
Toronto, Ontario
Chairman of the board, RBC Dominion Securities Limited.
A director since January 2003 and a member of the management resources and compensation committee and the pension fund committee. A director of BCE Inc. and Telesat Canada.

Donna Soble Kaufman
Toronto, Ontario
Lawyer and Corporate Director.
A director since January 2003 and a member of the corporate governance committee and the pension fund committee. A director of BCE Inc. and Telesat Canada.

Thomas E. Kierans, O.C.
Toronto, Ontario
Chairman of the board,
Canadian Institute for Advanced Research (CIAR).
A director since January 2003 and a member of the audit committee and the corporate governance committee. A director of BCE Inc. and Telesat Canada.

Brian M. Levitt
Montréal, Québec
Co-Chair, Osler, Hoskin & Harcourt LLP
A director since January 2003 and a member of the management resources and compensation committee and the pension fund committee. A director of BCE Inc. and Telesat Canada.

The Honourable Edward C. Lumley, P.C.
South Lancaster, Ontario
Vice-chairman of the board, BMO Nesbitt Burns Inc.
A director since January 2003 and a member of the corporate governance committee. A director of BCE Inc. and Telesat Canada.

Judith Maxwell, C.M.
Ottawa, Ontario
President, Canadian Policy Research Networks Inc.
A director since December 2000 and a member of the audit committee and the pension fund committee. A director of BCE Inc. and Telesat Canada.

John H. McArthur
Wayland, Massachusetts
Dean Emeritus, Harvard University Graduate School of Business Administration.
A director since January 2003 and a member of the corporate governance committee and the management resources and compensation committee. A director of BCE Inc., BCE Emergis Inc. and Telesat Canada.

Thomas C. O’Neill, F.C.A.
 Don Mills, Ontario
Chartered Accountant and Corporate Director.
A director since January 2003 and chairman of the audit committee. A director of BCE Inc. and Telesat Canada.

Paul M. Tellier, P.C., C.C., Q.C.
Montréal, Québec
President and Chief Executive Officer and a director, Bombardier Inc. A director since March 1996 and chairman of the management resources and compensation committee. A director of BCE Inc. and Telesat Canada.

Victor L. Young, O.C.
 St. John’s, Newfoundland
Corporate Director.
A director since January 2003 and a member of the audit committee and the management resources and compensation committee. A director of Aliant Inc., BCE Inc. and Telesat Canada.

*Resigned as Chairman, National Bank of Canada on March 10, 2004.

Bell Canada 2003 Financial Information   81

CORPORATE OFFICERS

Michael J. Sabia
Chief Executive Officer

J. Trevor Anderson
Senior Vice-President – Technology

Pierre J. Blouin
Group President – Consumer Markets

Michael T. Boychuk
Senior Vice-President and Treasurer

Charlotte Burke
Senior Vice-President – Consumer Internet Services

Linda Caty
Corporate Secretary

Isabelle Courville
President – Enterprise Markets

Peter Daniel
Executive Vice-President – Communications and Marketing Services

Renato J. Discenza
Senior Vice-President – Carrier Services Group

Josée Goulet
Chief Marketing Services Officer

John Hall
Senior Vice-President – Planning and Marketing Enterprise

Leo W. Houle
Chief Talent Officer

Lawson A.W. Hunter
Executive Vice-President – Government and Regulatory Affairs

Salvatore Iacono
Senior Vice-President

Alek Krstajic
Chief Marketing Officer – Consumer Markets

Ellen M. Malcolmson
Senior Vice-President – Operations

Kelly L. McDougald
Senior Vice-President – Enterprise Customers, Ontario

Timothy E. McGee
President – Bell ExpressVu

Robert T. Mosey
Executive Vice-President

Michael A. Neuman
President – Bell Mobility and Bell Distribution Inc.

Robert Odendaal
President – Bell Canada Video Group

Patrick Pichette
Executive Vice-President

Barry W. Pickford
Senior Vice-President – Taxation

Eugene Roman
Group President – Systems and Technology

Pierre Shedleur
Senior Vice-President – Enterprise Sales & Public Sector, Québec

Karen H. Sheriff
President – Small and Medium Business Markets

Stephen P. Skinner
Senior Vice-President – Finance

David A. Southwell
Group President – Operations

Ida Teoli
Office of the CEO

Martine Turcotte
Chief Legal Officer

Siim A. Vanaselja
Chief Financial Officer

Stephen G. Wetmore
Group President – National Markets

82    2003 Financial Information   Bell Canada

COMMITTEES OF THE BOARD

AUDIT COMMITTEE

T.C. O’Neill – Chairman	T.E. Kierans J. Maxwell V.L. Young

CORPORATE GOVERNANCE COMMITTEE

R.J. Currie – Chairman	D. Soble Kaufman T.E. Kierans The Honourable E.C. Lumley J.H. McArthur

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

P.M. Tellier – Chairman	R.A. Brenneman A.S. Fell B.M. Levitt J.H. McArthur V.L. Young

PENSION FUND COMMITTEE

A. Bérard A.S. Fell D. Soble Kaufman B.M. Levitt J. Maxwell

Trademarks
The following is a list of all our trademarks referred to and used as such in this financial information. The rings and head design, Bell Canada Enterprises, corporate logo, Bell, Sympatico, Sympatico High Speed Edition, Bell Mobility, Emily, Single Number Reach, Business Back-Up, One-Bill and The Bell Bundle are trademarks of Bell Canada. ExpressVu is a trademark of Bell ExpressVu Limited Partnership. Mobile Browser is a trademark of Bell Mobility Inc. Nimiq is a trademark of Telesat Canada. Any other trademarks, or corporate, trade or domain names used in this financial information are the property of their owners. We believe that our trademarks are very important to our success and take the appropriate measures to protect them. We spend considerable time and resources overseeing, registering and prosecuting those who infringe on them. We also take great care not to infringe on trademarks of others.

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